UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
FairwayPay LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Michigan

    Date of organization
    May 29, 2018

Physical address of issuer
46701 Commerce Center Dr., Plymouth, MI 48170

Website of issuer
FairwayPay.com

Name of co-issuer
FAIRWAYPAY CF SPV LLC

Legal status of co-issuer

    Form
    Limited Liability Company

Jurisdiction of Incorporation/Organization
Michigan

Date of organization
March 18, 2026

Physical address of co-issuer
46701 Commerce Center Dr., Plymouth, MI 48170

Website of co-issuer
N/A

Name of intermediary through which the Offering will be conducted
Jumpstart Micro, Inc. d/b/a Issuance Express

CIK number of intermediary
0001664804

SEC file number of intermediary
007-00008

CRD number, if applicable, of intermediary
282912

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
A cash-based success fee of 7.0% of the dollar amount raised in the Offering after each successful closing, including any intermediary closings, and a flat rate commission fee of $10,000.00.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
N/A

Name of qualified third party "Escrow Facilitator" which the Offering will utilize
North Capital Private Securities Corporation

Type of security offered
Membership Interests

Target number of Securities to be offered
1,250

Price (or method for determining price)
$80.00

Target offering amount
$100,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☑ Pro-rata basis

☐ First-come, first-served basis

☐ Other: _____

Maximum offering amount (if different from target offering amount)
$1,000,000.00

Deadline to reach the target offering amount
October 31, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end (2025)	Prior fiscal year-end (2024)
Total Assets	$250,228.00	$416,081.00
Cash & Cash Equivalents	$228.00	$587.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$1,270,433.00	$872.107.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$2,296.00	$665.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$432,309.00	-$216,500.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia,

Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

June 10, 2026

FORM C

Up to $1,000,000.00

FairwayPay, LLC



Membership Interests

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by FairwayPay, LLC, a Michigan Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), and its crowdfunding vehicle, FAIRWAYPAY CF SPV, LLC, a Michigan Limited Liability Company (the "Co-Issuer," together with the Company, the "Issuers"), to prospective investors for the sole purpose of providing certain information about a potential investment in Membership Interests of the Co-Issuer. The Co-Issuer will use the proceeds raised from the sale of such Membership Interests to fund its purchase of the Company's Membership Interests. As described more fully below; in purchasing Membership Interests, purchasers will receive Co-Issuer securities that provide an indirect economic interest in the Company's Membership Interests on materially the same terms and with the same rights as those who purchase directly from the Company. For this reason, and in compliance with Regulation Crowdfunding under the Securities Act of 1933 (the "Securities Act"), the Issuers are considered to be co-issuers of the combined offering of the Co-Issuer and, in turn, the Membership Interests to purchasers thereof (together, the "Offering"), and are providing prospective investors here with information related to both the Company's and the Co-Issuer's Membership Interests (collectively, the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Issuers intend to raise at least $100,000.00 and up to $1,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $80.00 per Investor (which may be waived by the Company or the Co-Issuer, as applicable, each in their sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Issuers are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase and to thereby obtain an indirect economic interest in the Company's Membership Interests, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Co-Issuer in its sole and absolute discretion. The Issuers have the right to cancel or rescind their offer to sell the Securities at any time and for any reason.

The Offering is being made through Jumpstart Micro, Inc. d/b/a Issuance Express (the "Intermediary"). The Intermediary will be entitled to receive 7.0% of the amount raised in the Offering related to the purchase and sale of the Securities and a flat rate commission fee of $10,000.00.

	Price to Investors	**Service Fees and Commissions (1)**	**Net Proceeds**
Minimum Individual Purchase Amount	$80.00	$5.60	$74.40
Aggregate Minimum Offering Amount	$100,000.00	$7,000.00	$93,000.00
Aggregate Maximum Offering Amount	$1,000,000.00	$70,000.00	$930,000.00

(1) This excludes fees to the Issuers' advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the Co-Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Issuers filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on their shared or respective websites at FairwayPay.com no later than 120 days after the end of the Company's fiscal year and the Co-Issuer's fiscal year. Either of the Company and the Co-Issuer may terminate their reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company, the

Co-Issuer or another party, or 5) the liquidation or dissolution of the Company or the Co-Issuer.

The date of this Form C is June 10, 2026.

The Issuers have certified that all of the following statements are TRUE for each of the Company and the Co-Issuer in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE CO-ISSUER AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY OR THE CO-ISSUER IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE ISSUERS WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, THE CO-ISSUER AND THEIR RESPECTIVE MANAGEMENT TEAMS CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING, THE COMPANY, AND THE CO-ISSUER. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUERS RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE

SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Issuers will file a report electronically with the Securities & Exchange Commission annually and post the report on their shared or respective websites, no later than 120 days after the end of their fiscal years.

Once posted, the annual report may be found on the Issuers shared or respective websites at: FairwayPay.com and

Each of the Company and the Co-Issuer must continue to comply with the ongoing reporting requirements until both such entities:
1) are required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) have filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) have filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) repurchase or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) liquidate or dissolve their business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Issuers will provide the opportunity to ask questions of and receive answers from their respective management teams concerning the terms and conditions of the Offering, the Issuers or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Issuers contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Issuers do not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

FairwayPay LLC (the "Company") is a Michigan Limited Liability Company, formed on May 29, 2018.

The Company is located at 46701 Commerce Center Dr., Plymouth, MI 48170.

The Company's website is FairwayPay.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

FAIRWAYPAY CF SPV, LLC (the "Co-Issuer") is a Michigan Limited Liability Company, formed on March 18, 2026.

The Co-Issuer is located at 46701 Commerce Center Dr., Plymouth, MI 48170.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
The Company provides a digital payment solution designed as an alternative to traditional paper checks. Its platform enables users to send payments using only an email address, eliminating the need for physical mailing. The service is offered at a cost of $0.39 per transaction, which is generally lower than the cost of postage for paper checks. The Company's technology is designed to reduce the risk of fraud commonly associated with paper-based payment methods.

The Company's Offering

Minimum amount of Membership Interests being offered	1,250
Total Membership Interests outstanding after Offering (if minimum amount reached)	101,250
Maximum amount of Membership Interests	12,500
Total Membership Interests outstanding after Offering (if maximum amount reached)	112,500
Purchase price per Security	$80.00
Minimum investment amount per investor	$80.00
Offering deadline	October 31, 2026
Use of proceeds	See the description of the use of proceeds on page 32 hereof.
Voting rights	See the description of the voting rights on page 38 hereof.

The Co-Issuer's Offering

Minimum amount of SPV Membership Interests being offered	1,250
Total SPV Membership Interests outstanding after Offering (if minimum amount reached)	1,250
Maximum amount of SPV Membership Interests being offered	12,500
Total SPV Membership Interests outstanding after Offering (if maximum amount reached)	12,500
Purchase price per Security	$80.00
Minimum investment amount per investor	$80.00
Offering Deadline	The Offering deadline for the Co-Issuer's securities is the same date as the offering deadline for the Company's securities.
Use of proceeds	See the description of the use of proceeds on page 32 hereof.
Voting rights	See the description of voting rights on page 38 hereof.

The price of the Securities has been determined by the Issuers and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Issuers or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our services is highly competitive.

We face competition with respect to any services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize services more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues.

We depend on third-party service providers and outsource providers for a variety of services, and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited-service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We may implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company's success depends on the experience and skill of the board of advisors, its executive officers and key employees.

In particular, the Company is dependent on Steve Kirkpatrick who is a Cofounder of the Company. The Company has or intends to enter into employment agreements with Steve Kirkpatrick although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Steve Kirkpatrick or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on third-party suppliers for service.

In 2025, the following supplier provided 100% of the services described below:

- Supplier or Description: A service center operated by a company co-founded by one of our co-founders.

- Service: Rental of secured space in a secure facility for servers and networking equipment, including high-speed network connectivity

- Percentage of Service Provided: 100.0%

If this supplier were to change its business strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with us, sales and earnings could be adversely affected until we are able to establish relationships with suppliers of comparable products. Any delay or interruption in operations (or failure to locate a suitable replacement for such suppliers) could materially adversely affect our business, prospects, or results of operations. Although we believe our relationships with these key suppliers are good, they could change their strategies as a result of a change in control, expansion of their direct sales force, changes in the marketplace or other factors beyond our control, including a key supplier becoming financially distressed.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Steve Kirkpatrick in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Steve Kirkpatrick dies or becomes disabled, the Company will not receive any compensation to assist with his absence. The loss could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The industry is highly regulated and changes in regulations or in the way regulations are applied to our business could adversely affect our business.

The regulatory environment in which lending institutions operate has become increasingly complex, and following the financial crisis of 2008, supervisory efforts to enact and apply relevant laws, regulations and policies have become more intense. Changes in laws or regulations or the regulatory application or judicial interpretation of the laws and regulations applicable to us could adversely affect our ability to operate in the manner in which we currently conduct business or make it more difficult or costly. A material failure to comply with any such laws or regulations could result in regulatory actions, lawsuits and damage to our reputation, which could have a material adverse effect on our business and financial condition and our ability to perform our obligations to investors and other constituents.

A proceeding relating to one or more allegations or findings of our violation of such laws could result in modifications in our methods of doing business that could impair our ability to collect payment or could result in the requirement that we pay damages and/or cancel the balance or other amounts owing associated with such violation.

Business development corporations are subject to the Investment Company Act of 1940.
The Investment Company Act of 1940, as amended (1940 Act), imposes numerous constraints on the operations of business development corporations (BDC's). For example, BDC's are required to invest at least 70% of their total assets in qualifying assets, primarily securities of "eligible portfolio companies" (as defined under the 1940 Act), cash, cash equivalents, U.S. government securities, and other high quality debt investments that mature in one year or less. Our regulatory requirements may hinder our ability to take advantage of attractive investment opportunities and, as a result, achieve our investment objective. In addition, we rely upon several exemptive orders from the SEC permitting us to consolidate our financial reporting and operate our business as presently conducted. Our failure to satisfy the conditions set forth in those exemptive orders could result in our inability to rely upon such orders or to cause the SEC to revoke the orders which could result in material changes in our financial reporting or the way in which we conduct our business. Furthermore, any failure to comply with the requirements imposed on BDC's by the 1940 Act could have material adverse consequences to us or our investors, including possible enforcement action by the SEC and the possible loss of our ability to qualify as a RIC that is exempt from corporate-level income tax under the Code. If we do not remain a BDC, we might be regulated as a closed-end investment company under the 1940 Act, which would further significantly decrease our operating flexibility.

We are subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act.
The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was signed into law on July 21, 2010. The Dodd-Frank Act significantly changes federal financial services regulation and affects, among other things, the lending, deposit, investment, trading, and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires extensive rulemaking by various regulatory agencies. The Dodd-Frank Act rulemaking process is ongoing and any changes resulting from such process, as well as any other changes in the laws or regulations applicable to us more generally, may negatively impact the profitability of our business activities, require us to change certain of our business practices, materially affect our business model, limit the activities in which we may engage, affect retention of key personnel, require us to raise additional regulatory capital, increase the amount of liquid assets that we hold, otherwise affect our funding profile or expose us to additional costs (including increased compliance costs). Any such changes may also require us to invest significant management attention and resources to make any necessary changes and may adversely affect our ability to conduct our business as previously conducted or our results of operations or financial condition. As such, we cannot predict and may not be able to anticipate all the effects of the Dodd-Frank Act on our financial condition or operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third-party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

The Consumer Financial Protection Bureau or CFPB is a new agency, and there continues to be uncertainty as to how the agency's actions or the actions of any other new agency could impact our business or that of our issuing banks.

The CFPB, which commenced operations in July 2011, has broad authority over the businesses in which we engage. This includes authority to write regulations under federal consumer financial protection laws, such as the Truth in Lending Act and the Equal Credit Opportunity Act, and to enforce those laws against and examine large financial institutions, such as our issuing banks, for compliance. The CFPB is authorized to prevent "unfair, deceptive or abusive acts or practices" through its regulatory, supervisory and enforcement authority. To assist in its enforcement, the CFPB maintains an online complaint system that allows consumers to log complaints with respect to various consumer finance products, including the loan products we facilitate. This system could inform future CFPB decisions with respect to its regulatory, enforcement or examination focus.

We are subject to the CFPB's jurisdiction, including its enforcement authority, as a [enter company function]. The CFPB may request reports concerning our organization, business conduct, markets and activities. The CFPB may also conduct on-site examinations of our business on a periodic basis if the CFPB were to determine, through its complaint system, that we were engaging in activities that pose risks to consumers.

There continues to be uncertainty as to how the CFPB's strategies and priorities, including in both its examination and enforcement processes, will impact our businesses and our results of operations going forward. Our compliance costs and litigation exposure could increase materially if the CFPB or other regulators enact new regulations, change regulations that were previously adopted, modify, through supervision or enforcement, past regulatory guidance, or interpret existing regulations in a manner different or stricter than have been previously interpreted.

Our earnings should not decrease because of changes in prevailing interest rates.
Our profitability is not affected by changes in prevailing interest rates. However, the following could be certain material risks we face related to changes in prevailing interest rates:

- an increase in prevailing interest rates could generate an increase in delinquency, default and foreclosure rates resulting in an increase in both operating expenses and interest expense and could cause a reduction in the value of our assets.

Fluctuations in interest rates could have a negative affect.
All personal and nearly all small business loans facilitated through our marketplace are issued with fixed interest rates, and education and patient finance loans facilitated by our platform are issued with fixed or variable rates, depending on the type of loan. If interest rates rise, investors who have already committed capital may lose the opportunity to take advantage of the higher rates.

As a registered investment advisor, our failure to comply with investment guidelines set by our clients or the provisions of the management agreement and other agreements to which we are a party could result in damage awards against us and a loss of assets under management (AUM), either of which could have an adverse effect on us.
As an investment adviser, each Adviser has a fiduciary duty to its clients. When clients retain an adviser to manage assets on their behalf, they may specify certain guidelines regarding investment allocation and strategy that such adviser is required to observe in the management of its portfolios. In addition, such adviser is required to comply with the obligations set forth in the management agreements and other agreements to which it is a party. Although each adviser utilizes procedures, processes and the services of experienced advisors to assist it in adhering to these guidelines and agreements, we cannot assure you that such precautions will protect us from potential liabilities. An adviser's failure to comply with these guidelines or the terms of these agreements could have a material adverse effect on us.

Negative public opinion could damage our reputation and adversely affect our business.
Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

Our business and operating results may be impacted by adverse economic conditions.

Our business depends on our ability to successfully manage risk.
Our success depends on our ability to manage our risk while attracting new customers.

Our regulatory compliance programs and other enterprise risk management efforts cannot eliminate all systemic risk.

We have devoted significant time and energy to develop our enterprise risk management program, including substantially expanded regulatory compliance policies and procedures. We expect to continue to do so in the future. The goal of enterprise risk management is not to eliminate all risk, but rather to identify, assess and rank risk. The goal of regulatory compliance policies is to have formal written procedures in place that are intended to reduce the risk of inadvertent regulatory violations. Nonetheless, our efforts to identify, monitor and manage risks may not be fully effective. Many of our methods of managing risk and exposures depend upon the implementation of federal and state regulations and other policies or procedures affecting our customers or employees. Management of operational, legal and regulatory risks requires, among other things, policies and procedures, and these policies and procedures may not be fully effective in managing these risks.

While many of the risks that we monitor and manage are described in this Risk Factors section of this Memorandum, our business operations could also be affected by additional factors that are not presently described in this section or known to us or that we currently consider immaterial to our operations.

We may face competition from other companies that offer smart card technology, other innovative payment technologies and payment processing, which could result in loss of our existing business and adversely impact our ability to successfully market additional products and services.

Our primary competitors in the payment processing market include other independent processors, as well as financial institutions, independent sales organizations, and, potentially card networks. Many of our competitors are companies who are larger than we are and have greater financial and operational resources than we have. These factors may allow them to offer better pricing terms or incentives to customers, which could result in a loss of our potential or current customers or could force us to lower our prices as well. Either of these actions could have a significant effect on our revenues and earnings.

In addition to competition that our system faces from the use of cash, checks, credit and debit cards, existing payment systems and the providers of financial services and low-cost bank accounts, there are a number of other products that use smart card technology in connection with a funds transfer system. During the past several years, smart card technology has become increasingly prevalent. We believe that the most competitive product in this marketplace is EMV, a system that is promoted by most of the major card companies such as Visa, MasterCard, JCB and American Express. Also, governments and financial institutions are, to an increasing extent, implementing general-purpose reloadable prepaid cards as a low-cost alternative to provide financial services to the unbanked population. Moreover, while we see the acceptance over time of using a mobile phone to facilitate financial services as an opportunity, there is a risk that other companies will be able to introduce such services to the marketplace successfully and that customers may prefer those services to ours, based on technology, price or other factors.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.
In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired.

We may be forced by the competition to acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other

difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for assembling and testing our server solutions is challenging. Customers may elect to terminate contracts for untimely service. If we do not properly address customer concerns about our services, our reputation and relationships with our customers may be harmed. In addition, we may be subject to claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

Risks Related to the Securities

The Membership Interests will not be freely tradable until one year from the initial purchase date. Although the Membership Interests may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Membership Interests. Because the Membership Interests have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Membership Interests have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Membership Interests may also adversely affect the price that you might be able to obtain for the Membership Interests in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, a small number of the Company's current owners beneficially own 100% of the Company, with certain owners holding significant ownership positions. Subject to any fiduciary duties owed to our other owners or investors under Michigan law, these owners may be able to exercise significant influence over matters requiring Member approval, including the approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management structure, delay or prevent changes in control of the Company, or support or reject other matters subject to Member approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

The Company has the right to end the Offering early.
The Company may also end the Offering early. If the Offering reaches the Minimum Amount after 30 calendar days but before the Offering deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Your ownership of the Securities will be subject to dilution.
Owners of Securities do not have preemptive rights. If the Company conducts subsequent Offerings or issuances of Securities, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Company's outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the

Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial

Insufficient Distributions for Tax Purposes
If the Company is taxed as a partnership, income and gains will be passed through to the Company members on the basis of their allocable interests and should also be reported on each Company member's tax return. Thus, Company members will be taxed on their allocable share of Company income and gain, regardless of the amount, if any, of cash that is distributed to the Company members. Although the Company expects that the Company will make distributions to the Company members from time to time, there can be no assurance that the amount distributed will be sufficient to cover the income taxes to be paid by a Company member on the Company member's share of Company income.

Limitation of Manager's Liability
The Company's Limited Liability Company Operating Agreement provides that the Managing Member and the Company's agents, attorneys, affiliates and employees will be indemnified against costs and expenses incurred in connection with, and will not be liable to the Company or a Purchaser for, any action taken, or failure to act, on behalf of the Company in connection with the business of the Company, determined by the Managing Member to be taken in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company. Therefore, a Purchaser may have a more limited right of action against the Managing Member than would be available if these provisions were not contained in the Company's Limited Liability Operating Agreement.

Purchasers Will Not Participate in Management
Business decisions related to the Company's activities, finances, and management are made by the Members in accordance with the Company's Operating Agreement. The Purchasers will not be entitled to participate in the management or operation of the Company or in the conduct of its business. The Purchasers may not vote their Securities in the election of the Company's Manager or for any other reason, except in limited circumstances as allowed under Michigan law. Please consult the Limited Liability Company Operating Agreement.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

Income Tax Risks

Each prospective Purchaser is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Securities. Certain prospective Purchasers, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.

Audit by Internal Revenue Service

Information tax returns filed by the Company are subject to audit by the Internal Revenue Service. An audit of the Company's tax return may lead to adjustments to such return which would require an adjustment to each Purchaser's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to the Purchasers from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit of a Purchaser's individual income tax return, which may lead to adjustments other than those related to the investments in the Securities offered hereby.

The Company has the right to conduct multiple "rolling" closings during The Offering.

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds of the Offering committed and captured during the relevant period. The Company intends to engage in rolling closings after the Minimum Offering Amount and other conditions are met. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm or withdraw their investment as it will be deemed completed. In addition, our initial closings will cover the tranches of shares with lower purchase prices, so as we conduct rolling closings, your ability to purchase shares at purchase price will be reduced and you may be required to pay a higher price for the Securities you elect to purchase.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Company provides a digital payment solution designed as an alternative to traditional paper checks. Its platform enables users to send payments using only an email address, eliminating the need for physical mailing. The service is offered at a cost of $0.39 per transaction, which is generally lower than the cost of postage for paper checks. The Company's technology is designed to reduce the risk of fraud commonly associated with paper-based payment methods.

Business Plan - The Company

The Company is developing a digital payment platform designed as an alternative to traditional paper checks. The platform enables users to send electronic check images ("digital eChecks") via email, which can be printed or submitted for deposit by the recipient. The Company believes this approach may reduce certain risks associated with paper checks, including fraud and delays related to physical delivery. The service requires only the recipient's email address to initiate a payment, and funds are transferred directly between the payer's and payee's financial institutions. The Company does not take custody of customer funds. The Company's go-to-market strategy is to establish partnerships with businesses, nonprofit organizations, and governmental entities to promote adoption of its platform. These arrangements typically involve revenue sharing with partners and do not require upfront costs. Customers can register through an online process, and the Company currently offers a pricing model that includes a per-transaction fee (currently $0.39 per digital eCheck) and a monthly subscription fee (currently $4.95), subject to change. The Company believes its platform may provide a more cost-effective and efficient alternative to paper-based payments.

Business Plan - The Co-Issuer

FAIRWAYPAY CF SPV, LLC (the "Co-Issuer") was formed by or on behalf of the Company on Michigan in Michigan and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's Securities in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.

In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's Securities;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of with regard to:
  o Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;

- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the Securities and to the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
FairwayPay offers a digital eCheck that can be printed or images that can be sent directly to the bank for deposit, virtually eliminating fraud. The only information needed is the recipient's email address.	Digital eCheck that goes directly from the customer's bank and nobody else touches the customer's money for only $.39	All US small and medium size businesses and government agencies

We have no new products in development.

Digital checks are emailed using a software service originally created for Aflac by a company cofounded by our cofounder, Steve Kirkpatrick, and currently utilized by some of the largest companies in America.

Competition

The Company's primary competitors are limited, with only a few companies offering similar services. Deluxe Check is likely the largest competitor, and The NoCheck Group is another.

FairwayPay is a new entrant in the digital check market. The Company competes by forming partnerships with trade associations, franchisors, insurance companies, and other entities with large, trusted customer bases. Social media is also used as a channel to introduce FairwayPay to potential customers.

Supply Chain and Customer Base

The most important components essential to the Company's business are software service providers. These services are generally available from multiple service providers.

The Company is currently dependent on the following supplier:

Supplier or Description	A service center operated by a company co-founded by one of the Company's co-founders **Service, input or raw material provided:** Rental of secured space in a secure facility for servers and networking gear, including high-speed network connectivity	**Percent of such service, input or raw material from such supplier:** 100.0%

The Company's customers are primarily small and medium sized businesses and local governments. The Company enters into partnerships with organizations that introduce FairwayPay's solution to their established and trusted customer base.

Intellectual Property

At this time, the Company does not rely on any intellectual property.

Governmental/Regulatory Approval and Compliance

The Company does not currently expect to require any material governmental or regulatory approvals to operate its business.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 46701 Commerce Center Dr., Plymouth, MI 48170

The Company conducts business in all 50 states.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7%	$7,000	7%	$70,000

General Marketing	20.55%	$20,550	20.55%	$205,485
Future Wages	14%	$14,000	14%	$140,000
Programming and Data Services	14%	$14,000	14%	$140,000
Consulting	14%	$14,000	14%	$140,000
Legal/General Expenses	10%	$10,000	10%	$100,000
Interest	20.45%	$20,450	20.45%	$204,515
Total	**100.00%**	**$100,000**	**100.00%**	**$1,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. Such fees are the responsibility of and will ultimately be borne by the Company
The company plans to test social media to win additional customers

The Company does have discretion to alter the use of proceeds as set forth above, while the Co-Issuer does not have such discretion as it relates to the purchase by it of the Company's Securities. The Company may alter the use of proceeds based on feedback from customers, partners, and its board of advisors.

Directors and Officers of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Steve Kirkpatrick

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Manager and Co-Founder, FairwayPay, LLC (May 2020-Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Manager and Co-Founder, FairwayPay, LLC (May 2020-Present)

Education
BA Economics Michigan State University
MBA Finance Michigan State University

Name

Kevin Kirkpatrick

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder, FairwayPay, LLC (May 2020-Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder of Fairway Capital (March 2005-Present)
Real estate investing, development and management.

Director of Business Development (February 2016- May 2020)
NoCheck Payment Services
Assisted banks and corporations with digital checks, ACH, electronic enrollments, and payment processing.

Vice President of Sales
ComTech Capital (acquired by Accenture)

Education

University of Michigan, Dearborn

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Michigan law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has one employee in Florida.

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	Membership Interests
Amount outstanding	100,000
Anti-Dilution Rights	None
How this Security may limit, dilute, or qualify the Membership Interests issued pursuant to Regulation CF	The Membership Interests being issued pursuant to Regulation CF will be diluted if/when the Company issues additional Membership Interests.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%
Other Material Terms or information	This is the same class of Securities being offered in this Offering.

The Company has the following debt outstanding:

Type of debt	Line of credit
Name of creditor	Nice Shot, LLC
Amount outstanding	$1,389,804.00
Interest rate and payment schedule	12%
Amortization schedule	None
Describe any collateral or security	None
Maturity date	December 31, 2030
Other material terms	N/A

The Company has not conducted any offerings, exempt or not, in the past 3 years.

Capitalization of the Co-Issuer

The Co-Issuer has one class of Membership Interests that represent, on a one-to-one basis, the Membership Interests of the Company.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $8,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership of the Company

The Company is owned by: Nice Shot, LLC (70%), Kevin Kirkpatrick (20%), Suzanne Thomas (5%), and Huey Enterprises, Inc. (5%). Nice Shot, LLC is controlled by Cathy Kirkpatrick (99% owner), spouse of Co-Founder Steve Kirkpatrick, and Huey Enterprises, Inc. is controlled by Geary Huey.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Cathy Kirkpatrick	70%
Kevin Kirkpatrick	20%

Following the Offering, the Purchasers will own 1.235% of the Company if the Minimum Amount is raised and 11.11% if the Maximum Amount is raised.

Ownership of the Co-Issuer

The Co-Issuer will be owned 100% by the Investors.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company is currently conducting this offering to support the continued development of its platform and operations. Proceeds from this offering are expected to be used for product development, operational expenses, and general working capital. The Company may pursue additional financing in the future as needed to support growth and expansion.

GO TO MARKET STRATEGY

Our go to market strategy is to partner nationally with trusted organizations, whether for profit, not for profit, or government entities and gross revenue is generally shared with partners, typically on a 50-50 basis, depending on the arrangement. We also expect testing social media to gain additional customers will add to profits.

CREATES REVENUE FOR PARTNERS

The Company's affinity marketing program, which utilizes SalesForce, is designed to offer its services to digital eCheck users. All new customers who sign up will continue to generate revenue for the partners.

EASILY MARKETED

The Company may engage experienced industry professionals and consultants to support marketing efforts, as needed.

EXPECTED PROFITABILITY

Based on current partner engagement and ongoing negotiations, the Company anticipates, but cannot guarantee, achieving profitability, within approximately 12 months.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company has the following sources of capital in addition to the proceeds from the Offering: Nice Shot, LLC line of credit.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 12,500 Membership Interests for up to $1,000,000.00. 100% of these securities will be offered and sold to the Co-Issuer based on the Co-Issuer's offer and sale of the corresponding interests in the to purchasers of such. The Co-Issuer is offering up to 12,500 Membership Interests for up to $1,000,000.00. The Issuers are each respectively attempting to raise a minimum amount of $100,000.00 in this Offering (the "Minimum Amount"). The Issuers must receive commitments from investors in an amount totaling the Minimum Amount by October 31, 2026 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Issuers have the right to extend the Offering Deadline at their discretion. The Issuers will each accept investments in excess of the Minimum Amount up to $1,000,000.00 (the "Maximum Amount") for the sale of their respective securities and the additional Securities will be allocated on a Pro-rata basis.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Membership Interests and to obtain an indirect economic interest in the Company's you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Private Securities Corporation until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment for any reason within 48 hours from the time of their investment commitment. The Intermediary will notify Purchasers if and when the Minimum Amount has been reached at which time the Issuers may close the Offering and accept the funds committed by any Investor for which the right to cancel within the initial 48 hour period following such commitment has lapsed (absent a material change in the interim that would require an extension of the offering and reconfirmation of the investment commitment).

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Issuers will provide notice to prospective investors and receive reconfirmations from Purchasers who have already made commitments. If a prospective investor that has previously conveyed to the Issuers an investment commitment but has not yet purchased the Securities does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the prospective investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a prospective investor does not cancel an investment commitment within 48 hours of their initial investment commitment, the funds will be released to the Issuers upon closing of the Offering and the prospective investor, now a "Purchaser", will receive the in exchange for their investment. Any Purchaser funds received after the initial closing will be released to the Issuers upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that $100,000 in investments is committed and received by the Escrow Agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided that it is conducted at least 21-days after the time the Offering was opened, all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Subscription Agreements are not binding on the Company or the Co-Issuer until accepted by the Company, or the Co-Issuer, as applicable, each of which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company or the Co-Issuer should reject all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $80.00.

The Offering is being made through Jumpstart Micro, Inc. d/b/a Issuance Express, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
A cash-based success fee of 7.0% of the dollar amount raised in the Offering after each successful closing, including any intermediary closings, and a flat rate commission fee of $10,000.00.

Stock, Warrants and Other Compensation
N/A

Transfer Agent and Registrar
The Issuers will act as transfer agents and registrars for the Securities.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Distributions

After paying expenses and establishing appropriate reserves, the Company may make distribution of profits to the holders of the Securities or "Membership Interests." The Company's board of managers determines when and how distributions are made. Distributions are calculated based on the Company's available cash and profits, as determined by the manager. Distributions are apportioned to holders of Membership Interests on a pro-rata basis in accordance with their respective ownership percentages. Distributions are required to be made at the discretion of the managing member. The Membership Interests are not entitled to a preferred return.

Allocations

To determine how the economic gains and losses of the Company will be shared, the Operating Agreement allocates net income or loss to each Member's Capital Account. Net income or loss includes all gains and losses, plus all other Company items of income (such as interest) and less all Company expenses. Generally, net income and net loss for each year will be allocated to the Members in a manner consistent with the manner in which distributions will be made to the Members.

Capital Contributions

The holders of Membership Interests are not required to make additional capital contributions following the Offering to the Company.

Transfer

Holders of Membership Interests will be able to transfer their Membership Interests with the approval of the Company. Any such transfer is subject to the consent of the other members, as provided in the Operating Agreement. All transfers of Membership Interests are subject to state and federal securities laws.

Withdrawal

The Company is not required to make payments to a holder of Membership Interests upon such holder's withdrawal from the Company.

Authorized Capitalization

At the initial closing of this Offering (if the Minimum Amount is sold), the Company will have 101,250 Membership Interests issued and outstanding; and the Co-Issuer will have 1,250 Membership Interests issued and outstanding.

Voting and Control

The Securities have the following voting rights: proportionate to their ownership interests.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place other than its Operating Agreement.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Issuers may repurchase Membership Interests in limited circumstances, including in connection with a member's request for withdrawal, subject to approval and in accordance with the Operating Agreement. Purchasers are not guaranteed a return on their investment.

TAX MATTERS

Introduction

The following is a discussion of certain material aspects of the U.S. federal income taxation of the Company and its Members that should be considered by a potential purchaser of an Interest in the Company. A complete discussion of all tax aspects of an investment in the Company is beyond the scope of this Form C. The following discussion is only intended to identify and discuss certain salient issues. In view of the complexities of U.S. federal and other income tax laws applicable to limited liability companies, partnerships and securities transactions, a prospective investor is urged to consult with and rely solely upon his tax advisers to understand fully the federal, state, local and foreign tax consequences to that investor of such an investment based on that investor's particular facts and circumstances.

This discussion assumes that Members hold their Interests as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular Member in light of the Member's individual investment or tax circumstances. In addition, this discussion does not address (i) state, local or non-U.S. tax consequences, (ii) any withholding taxes that may be required to be withheld by the Company with respect to any particular Member or (iii) the special tax rules that may apply to certain Members, including, without limitation:

- insurance companies;

- tax-exempt organizations (except to the limited extent discussed in "Tax-Exempt Members" below);

- financial institutions or broker-dealers;

- Non-U.S. holders (as defined below);

- U.S. expatriates;

- subchapter S corporations;

- U.S. holders whose functional currency is not the U.S. dollar;

- regulated investment companies and REITs;

- trusts and estates;

- persons subject to the alternative minimum tax provisions of the Code; and

- persons holding our Interests through a partnership or similar pass-through entity.

This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury Regulations, judicial opinions, and published positions of the IRS, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. The Managing Member has not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed herein or that any position taken by the IRS would not be sustained.

As used in this discussion, the term "U.S. holder" means a person that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the U.S., (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. holders have the authority to control all substantial decisions of the trust, or (b) it has in effect a valid election to be treated as a U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of Interests (other than a partnership or other entity treated as a partnership or as a disregarded entity for U.S. federal income tax purposes) that is not a U.S. holder.

The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A Member that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners.

This discussion is only a summary of material U.S. federal income tax consequences of the Offering. Potential investors are urged to consult their own tax advisors with respect to the particular tax consequences to them of the Offering, including the effect of any federal tax laws other than income tax laws, any state, local, or non-U.S. tax laws and any applicable tax treaty.

This summary of certain income tax considerations applicable to the Company and its Members is considered to be a correct interpretation of existing laws and regulations in force on the date of this Form C. No assurance can be given that changes in existing laws or regulations or their interpretation will not occur after the date of this Form C or that such guidance or interpretation will not be applied retroactively.

Classification as a Partnership

Under the Code and the Treasury Regulations promulgated thereunder (the "Regulations"), as in effect on the date of this Form C, including the "check the box" entity classification Regulations, a U.S. entity with more than one member that is not automatically classified as a corporation under the Regulations is treated as a partnership for tax purposes, subject to the possible application of the publicly traded partnership rules discussed below. Accordingly, the Company should be treated as a partnership for tax purposes, unless it files a "check the box" election to be treated as a corporation for tax purposes. The Company does not intend to file a "check the box" election to treat the Company as a corporation for tax purposes. Thus, so long as the Company complies with the Operating Agreement, the Company should be treated as a partnership for tax purposes, subject to the special rules for certain publicly traded partnerships described below. If it were determined that the Company should be classified as an association taxable as a corporation (as a result of changed interpretations or administrative positions by the IRS or otherwise), the taxable income of the Company would be subject to corporate income taxation when recognized by the Company, and distributions from the Company to the Members would be treated as dividend income when received by the Members to the extent of the current or accumulated earnings and profits of the Company.

Even with the "check the box" Regulations, certain limited liability companies may be taxable as corporations for U.S. federal income tax purposes under the publicly traded partnership ("PTP") rules set forth in the Code and the Regulations.

Code section 7704 treats publicly traded partnerships that engage in active business activities as corporations for federal income tax purposes. Publicly traded partnerships include those whose interests (a) are traded on an established securities market (including the over-the-counter market), or (b) are readily tradable on a secondary market or the substantial equivalent thereof. The Managing Member believes that interests in the Company will not be traded on an established securities market. The Managing Member also believes that interests in the Company probably should not be deemed to be readily tradable on a secondary market or the substantial equivalent thereof. However, there can be no assurance that the Internal Revenue Service (the "IRS") would not successfully challenge these positions.

Code section 7704(c) provides an exception from treatment as a publicly traded partnership for partnerships 90% or more of the income of which is certain passive-type income, including interest, dividend and capital gain income from the disposition of property held to produce dividend or interest income. While the Company expects to meet this test, no assurance can be given that the Company will satisfy this requirement in each year.

Even if the Company has 10% or more of its income in a year from income that does not qualify as passive-type income, the Company may not be treated as a publicly traded partnership under Code section 7704 by virtue of certain safe harbors from such treatment provided in the Regulations. The failure to meet the safe-harbor requirements does not necessarily result in a partnership being classified as a publicly traded partnership. One safe-harbor rule provides that interests in a partnership will not be considered readily tradable on a secondary market or the substantial equivalent thereof if (a) all interests in the partnership were issued in a transaction (or transactions) that was not registered under the Securities Act and (b) the partnership does not have more than 100 partners at any time during the taxable year of the partnership. The Offering of Interests will not be registered under the Securities Act. Generally, an entity that owns Interests is treated as only 1 partner in determining whether there are 100 or more partners. However, all of the owners of an entity that is a pass-through vehicle for tax purposes and that invests in a partnership are counted as partners if substantially all of such entity's value is attributable to its interest in the partnership, and a principal purpose of the tiered structure is to avoid the 100-partner limitation. The Company may not comply with this safe harbor if the Company admits more than 100 Members.

Even if the Company exceeds 100 Members and thus does not qualify for this safe harbor, the Operating Agreement contains provisions restricting transfers and withdrawals of Interests that may cause Interests to be treated as not being tradable on the substantial equivalent of a secondary market.

Taxation of Operations

Assuming the Company is classified as a partnership and not as an association taxable as a corporation, the Company is not itself subject to U.S. federal income tax but will file an annual information return with the IRS. Each Member of the Company is required to report separately on his income tax return his distributive share of the Company's net long-term and short-term capital gains or losses, ordinary income, deductions and credits. The Company may produce short-term and long-term capital gains (or losses), as well as ordinary income (or loss). The Company will send annually to each Member a form showing his distributive share of the Company's items of income, gains, losses, deductions and credits.

Each Member will be subject to tax, and liable for such tax, on his distributive share of the Company's taxable income and loss regardless of whether the Member has received or will receive any distribution of cash from the Company. Thus, in any particular year, a Member's distributive share of taxable income from the Company (and, possibly, the taxes imposed on that income) could exceed the amount of cash, if any, such Member receives or is entitled to withdraw from the Company.

Under Section 704 of the Code, a Member's distributive share of any item of income, gain, loss, deduction or credit is governed by the Operating Agreement unless the allocations provided by the Operating Agreement do not have "substantial economic effect." The Regulations promulgated under Section 704(b) of the Code provide certain "safe harbors" with respect to allocations which, under the Regulations, will be deemed to have substantial economic effect. The validity of an allocation which does not satisfy any of the "safe harbors" of these Regulations is determined by taking into account all facts and circumstances relating to the economic arrangements among the Members. While no assurance can be given, the Managing Member believes that the allocations provided by the Operating Agreement should have substantial economic effect. However, if it were determined by the IRS or otherwise that the allocations provided in the Operating Agreement with respect to a particular item do not have substantial economic effect, each Member's distributive share of that item would be determined for tax purposes in accordance with that Member's interest in the Company, taking into account all facts and circumstances.

Distributions of cash and/or marketable securities which effect a return of a Member's Capital Contribution or which are distributions of previously taxed income or gain, to the extent they do not exceed a Member's basis in his interest in the Company, should not result in taxable income to that Member, but will reduce the Member's tax basis in the Interests by the amount distributed or withdrawn. Cash distributed to a Member in excess of the basis in his Interest is generally taxable either as capital gain, or ordinary income, depending on the circumstances. A distribution of property other than cash generally will not result in taxable income or loss to the Member to whom it is distributed.

Information will be provided to the Members of the Company so that they can report their income from the Company.

Taxation of Interests - Limitations on Losses and Deductions

The Code provides several limitations on a Member's ability to deduct his share of Company losses and deductions. To the extent that the Company has interest expense, a non-corporate Member will likely be subject to the "investment interest expense" limitations of Section 163(d) of the Code. Investment interest expense is interest paid or accrued on indebtedness incurred or continued to purchase or carry property held for investment. The deduction for investment interest expense is limited to net investment income, i.e., the excess of investment income over investment expenses, which is determined at the partner level. Excess investment interest expense that is disallowed under these rules is not lost permanently but may be carried forward to succeeding years subject to the Section 163(d) limitations. Net long-term capital gains on property held for investment and qualified dividend income are only included in investment income to the extent the taxpayer elects to subject such income to taxation at ordinary rates.

Under Section 67 of the Code, for non-corporate Members certain miscellaneous itemized deductions are allowable only to the extent they exceed a "floor" amount equal to 2% of adjusted gross income. If or to the extent that the Company's operations do not constitute a trade or business within the meaning of Section 162 and other provisions of the Code, a non-corporate Member's distributive share of the Company's investment expenses, other than investment interest expense, would be deductible only as miscellaneous itemized deductions, subject to such 2% floor. In addition, there may be other limitations under the Code affecting the ability of an individual taxpayer to deduct miscellaneous itemized deductions.

Capital losses generally may be deducted only to the extent of capital gains, except for non-corporate taxpayers who are allowed to deduct $3,000 of excess capital losses per year against ordinary income. Corporate taxpayers may carry back unused capital losses for three years and may carry forward such losses for five years; non-corporate taxpayers may not carry back unused capital losses but may carry forward unused capital losses indefinitely.

Tax shelter reporting Regulations may require the Company and/or the Members to file certain disclosures with the IRS with respect to certain transactions the Company engaged in that result in losses or with respect to certain withdrawals of Interests in the Company. The Company does not consider itself a tax shelter, but if the Company were to have substantial losses on certain transactions, such losses may be subject to the tax shelter reporting requirements even if such transactions were not considered tax shelters. Under the tax shelter reporting Regulations, if the Company engages in a "reportable transaction," the Company and, under certain circumstances, a Member would be required to (i) retain all records material to such "reportable transaction"; (ii) complete and file "Reportable Transaction Disclosure Statement" on IRS Form 8886 as part of its federal income tax return for each year it participates in the "reportable transaction"; and (iii) send a copy of such form to the IRS Office of Tax Shelter Analysis at the time the first such tax return is filed. The scope of the tax shelter reporting Regulations may be affected by further IRS guidance. Non-compliance with the tax shelter reporting Regulations may involve significant penalties and other consequences. Disclosure information, to the extent required, will be provided with the annual tax information provided to the Members. Each Member should consult its own tax advisers as to its obligations under the tax shelter reporting Regulations.

Medicare Contribution Taxes

Members that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our Securities, subject to certain limitations and exceptions. Members should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our Securities.

Taxation of Interests - Other Taxes

The Company and their Members may be subject to other taxes, such as the alternative minimum tax, state and local income taxes, and estate, inheritance or intangible property taxes that may be imposed by various jurisdictions (see "State and Local Taxation" below). Each prospective investor should consider the potential consequences of such taxes on an investment in the Company. It is the responsibility of each prospective investor: (i) to become satisfied as to, among other things, the legal and tax consequences of an investment in the Company under state law, including the laws of the state(s) of his domicile and residence, by obtaining advice from one's own tax advisers, and to (ii) file all appropriate tax returns that may be required.

Tax Returns; Tax Audits

Company items will be reported on the tax returns for the Company, and all Members are required under the Code to treat the items consistently on their own returns, unless they file a statement with the IRS disclosing the inconsistency. In the event the income tax returns of the Company are audited by the IRS, the tax treatment of income and deductions generally is determined at the Company level in a single proceeding rather than by individual audits of the Members. The Company will designate a Tax Matters Member, which will have considerable authority to make decisions affecting the tax treatment and procedural rights of all Members. In addition, the Tax Matters Member will have the authority to bind certain Members to settlement agreements and the right on behalf of all Members to extend the statute of limitations relating to the Members' tax liabilities with respect to Company items.

State and Local Taxation

In addition to the federal income tax consequences described above, prospective investors should consider potential state and local tax consequences of an investment in the Company. No attempt is made herein to provide an in-depth discussion of such state or local tax consequences. State and local laws may differ from federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A Member's distributive share of the taxable income or loss of the Company generally will be required to be included in determining his income for state and local tax purposes in the jurisdictions in which he is a resident.

Each prospective Member must consult his own tax advisers regarding the state and local tax consequences to him resulting from an investment in the Company.

Disclosure to "Opt-out" of a Reliance Opinion

Pursuant to IRS Circular No. 230, investors should be advised that this Form C was not intended or written to be used, and it cannot be used by an investor or any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayers. This Form C was written to support the private offering of the Interests as described herein. The taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax adviser.

Tax-Exempt Members

Members which are tax-exempt entities, including, but not limited to, Individual Retirement Accounts (IRAs), should generally not be subject to Federal income tax on their income attributable to the Company under the unrelated business taxable income ("UBTI") provisions of the Code so long as their investment in the Company is not itself leveraged. UBTI includes "unrelated debt-financed income," which generally consists of (i) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is "acquisition indebtedness" at any time during the taxable year, and (ii) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of such disposition. An exempt organization's share of the income or gains of the Company which is treated as UBTI, if any, may not be offset by losses of the exempt organization either from the Company or otherwise, unless such losses are treated as attributable to an unrelated trade or business (e.g., losses from securities for which there is acquisition indebtedness).

To the extent that the Company generates UBTI, the applicable Federal tax rate for such a Member generally would be either the corporate or trust tax rate depending upon the nature of the particular exempt organization. An exempt organization may be required to support, to the satisfaction of the IRS, the method used to calculate its UBTI. The Company will be required to report to a Member which is an exempt organization information as to the portion, if any, of its income and gains from the Company for each year which will be treated as UBTI. The calculation of such amount with respect to transactions entered into by the Company is highly complex, and there is no assurance that the Company's calculation of UBTI will be accepted by the IRS. No attempt is made herein to deal with all of the UBTI consequences or any other tax consequences of an investment in the Company by any tax-exempt Member. Each prospective tax-exempt Member must consult with, and rely exclusively upon, its own tax and professional advisers.

Future Tax Legislation, Necessity of Obtaining Professional Advice

Future amendments to the Code, other legislation, new or amended Treasury Regulations, administrative rulings or decisions by the IRS, or judicial decisions may adversely affect the federal income tax aspects of an investment in the Company, with or without advance notice, retroactively or prospectively. The foregoing analysis is not intended as a substitute for careful tax planning. The tax matters relating to the Company are complex and are subject to varying interpretations. Moreover, the effect of existing income tax laws and of proposed changes in income tax laws on Members will vary with the particular circumstances of each investor and, in reviewing this Form C and any exhibits hereto, these matters should be considered.

Accordingly, each prospective Member must consult with and rely solely upon his own professional tax advisers with respect to the tax results of an investment in the Company based on that Member's particular facts and circumstances. In no event will the Managing Member or its Managing Members, principals, affiliates, members, officers, counsel or other professional advisers be liable to any Member for any federal, state, local or foreign tax consequences of an investment in the Company, whether or not such consequences are as described above.

Disclosure Issues

A Purchaser (and each employee, representative, or other agent of the investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of an investment in the Company and all materials of any kind (including opinions or other tax analysis) that are provided to the investor relating to such tax treatment and tax structure.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securities of the Company or the Co-Issuer, as applicable,, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Interests by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investors of the Membership Interests may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

Company Loans

Related Person/Entity	Cathy Kirkpatrick
Relationship to the Company	Controlling Member of Nice Shot LLC (99% owner), the majority owner of FairwayPay LLC. Spouse of Co-Founder Steve Kirkpatrick
Total amount of money involved	$1,389,804.00
Benefits or compensation received by related person	Compensation from partners if requested for sales and marketing assistance
Benefits or compensation received by Company	Loan proceeds provided by Nice Shot LLC, an entity controlled by Cathy Kirkpatrick, to support operations and working capital needs.
Description of the transaction	Nice Shot LLC, an entity controlled by Cathy Kirkpatrick has provided loan financing to the Company.

Other Transactions

Related Person/Entity	Steve Kirkpatrick
Relationship to the Company	Co-Founder
Total amount of money involved	TBD
Benefits or compensation received by related person	A percentage of the proceeds paid to the related person for services, if applicable
Benefits or compensation received by Company	The Company expects increased revenue generation as a result of services provided by experienced personnel in connection with the FairwayPay service
Description of the transaction	If requested by a partner, a cofounder, advisor, or board member may provide services to the partnership

Future Transactions

Related Person/Entity	Suzanne Thomas
Relationship to the Company	Board of Advisor Member
Total amount of money involved	TBD
Benefits or compensation received by related person	A percentage of the proceeds paid to the partner
Benefits or compensation received by Company	The company expects more revenue will be earned from the partner than would be earned without a highly trained person marketing the FairwayPay service
Description of the transaction	If requested by a partner, a co-founder, advisor, or board member may provide sales and marketing or other support services to the partnership

Related Person/Entity	Geary Huey
Relationship to the Company	Board of Advisor Member
Total amount of money involved	TBD
Benefits or compensation received by related person	A percentage of the proceeds paid to the related person for services provided, if applicable
Benefits or compensation received by Company	The Company expects more revenue will be earned from the partner than would be earned without a highly trained person marketing the FairwayPay service
Description of the transaction	If requested by a partner, a co-founder, advisor, or board member may provide sales and marketing or other support services to the partnership

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company or the Co-Issuer, their operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Steve Kirkpatrick

_____
(Signature)

Steve Kirkpatrick

_____
(Name)

Cofounder

_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/

_____
(Signature)

_____
(Name)

_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Kevin Kirkpatrick

_____
(Signature)

Kevin Kirkpatrick

_____
(Name)

Cofounder

_____
(Title)

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A Financial Statements of Company and Co-Issuer
Exhibit B Offering Page
Exhibit C Video Transcript
Exhibit D Subscription Agreement
Exhibit E Co-Issuer's Operating Agreement

EXHIBIT A

Financial Statements of Company and Co-Issuer

Fairwaypay LLC (the "Company") a Michigan Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2025 & 2024



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Fairwaypay LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in members equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
March 15, 2026
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2025	**2024**
ASSETS		
Current Assets		
Cash and Cash Equivalents	228	587
Prepaid Expenses	250,000	415,494
Total Current Assets	250,228	416,081
TOTAL ASSETS	250,228	416,081
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	169,689	-
Loans from Partner	1,100,744	872,107
Total Current Liabilities	1,270,433	872,107
TOTAL LIABILITIES	1,270,433	872,107
Commitments & Contingencies (Note 4)		
EQUITY		
Members Equity	(1,020,205)	(456,026)
Total Equity	(1,020,205)	(456,026)
TOTAL LIABILITIES AND EQUITY	250,228	416,081

Statement of Operations

	Year Ended December 31,	
	2025	**2024**
Revenue	2,296	665
Cost of Revenue	-	-
Gross Profit	2,296	665
Operating Expenses		
General and Administrative	204,988	213,220
Software Development	229,617	89,809
Total Operating Expenses	434,605	303,029
Operating Income (loss)	(432,309)	(302,364)
Other Income		
Forgiveness of Debt	-	85,864
Total Other Income	-	85,864
Earnings Before Income Taxes	(432,309)	(216,500)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(432,309)	(216,500)

Statement of Cash Flows

	Year Ended December 31,	
	2025	**2024**
OPERATING ACTIVITIES		
Net Income (Loss)	(432,309)	(216,500)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	169,689	-
Prepaid Expenses	165,494	(415,494)
Forgiveness of Debt	-	(85,864)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	335,183	(501,358)
Net Cash provided by (used in) Operating Activities	(97,126)	(717,858)
FINANCING ACTIVITIES		
Proceeds from Loans from Partner	228,637	791,545
Distributions to Partners	(131,870)	(73,100)
Net Cash provided by (used in) Financing Activities	96,767	718,445
Cash at the beginning of period	587	-
Net Cash increase (decrease) for period	(359)	587
Cash at end of period	228	587

Statement of Changes in Member Equity

	Member Capital		
	$ Amount	**Accumulated Deficit**	**Total Member Equity**
Beginning Balance at 1/1/2024	-	(166,426)	(166,426)
Capital Distributions	(73,100)	-	(73,100)
Net Income (Loss)	-	(216,500)	(216,500)
Ending Balance 12/31/2024	(73,100)	(382,926)	(456,026)
Capital Distributions	(131,870)	-	(131,870)
Net Income (Loss)	-	(432,309)	(432,309)
Ending Balance 12/31/2025	(204,970)	(815,235)	(1,020,205)

Fairwaypay LLC
Notes to the Unaudited Financial Statements
December 31st, 2025
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

FairwayPay LLC ("the Company") was formed in Michigan on September 29th, 2018. The Company markets a SaaS digital check service that eliminated envelopes, stamps, and virtually all of the fraud associated with mailing paper checks. The Company plans to generate revenue by partnering nationally with trusted organizations, whether for profit, not for-profit, or government entities and marketing the service to their clients and, through Salesforce, to their E-check recipients. The Company's offices are in Plymouth, Michigan and customers will be located in the United States.

The Company will conduct a crowdfunding campaign in 2026 under Regulation C to raise operating capital and reduce interest expenses.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling a SaaS digital check service that eliminated envelopes, stamps, and virtually all of the fraud associated with mailing paper checks. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period and revenue is recognized over the life of the subscription as performance obligations are satisfied.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2025.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company was loaned amounts via a line of credit from a related party entity. The balance was $1,100,744 and $872,107 as of December 31st, 2025 and 2024, respectively. The balances did not accrue interest and were due on demand as of December 31st, 2025. In 2026, the Company is in the process of formalizing the line of credit agreement for which the credit limit will be $1,600,000 and accrue interest at a fixed rate of 12% annually. The agreement will remain open ended and continue until terminated by either party in accordance with the agreement.

During 2024, the Company entered into a settlement agreement with various parties including some related parties to resolve prior disputes. As part of the settlement, amounts previously owed by the Company totaling approximately $85,864 were forgiven. In addition, the Company received a contractual credit from a related party vendor of up to $250,000 toward future computer programming and related services under a separate services agreement executed concurrently with the settlement. The credit is applied against future services to be provided by the related party vendor and is not transferable. The services agreement includes customary service provisions and certain performance-related terms, including the Company's ability to seek damages up to the remaining unused portion of the credit in the event of material nonperformance by the related party vendor. The Company recognized the forgiveness of the outstanding balance as a gain during the period in which the settlement became effective.

The Company entered into an independent contractor agreement with related parties under which certain parties are entitled to commissions based on revenues generated from customers attributable to their services. Commission payments are due upon collection of customer proceeds and may continue after termination for revenues derived from prior customer relationships.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – LIABILITIES AND DEBT

See Note 3 – Related Party Transactions for details of related party line of credit.

Debt Principal Maturities 5 Years Subsequent to 2025

Year	Amount
2026	$1,100,744
2027	-
2028	-
2029	-
2030	-
Thereafter	-

NOTE 6 – EQUITY

The Company was a limited liability company with one class of membership interests wholly owned by multiple members.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 15, 2026, the date these financial statements were available to be issued.

See Note 3 – Related Party Transactions for details of the update to the line of credit agreement in 2026.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT B

Offering Page



Invest Now →

American Businesses are Losing **Billions** to Check Fraud. FairwayPay is the Proven Solution

FairwayPay is a simple digital eCheck platform that lets businesses and government entities send bank-direct checks by email for just **$0.39** — with **near-zero fraud**, **instant delivery**, and a **complete history of every check you've ever sent.**



FairwayPay
Sonal Khindaria

View Form C >   View all filings >

02:08

Begin Your Investment

Highlights   Pitch   Problem   Solution   Business Model   Team   FAQs

HIGHLIGHTS

For a standard U.S. business envelope mailed today, <u>1 USPS Forever stamp = $0.78</u>. And that's before: envelopes, check stock, printer toner, labor, stuffing/signing, returned mail, and reconciliation. FairwayPay delivers the same payment for **$0.39** — instantly, securely, and with no operational change.

Recurring SaaS revenue model: **$4.95/month + $0.39 per eCheck** — a high-margin, high-volume revenue engine.

Bank-direct, encrypted digital eChecks that eliminate the fraud and exposure of mailed checks.

5-minute onboarding: no setup fees, no software installs, no processor or bank changes.

Partnership-led GTM strategy with national trade associations, nonprofits, enterprises, and government entities already promoting FairwayPay to their members.

Offering terms

Price per share	**$80.00**
Minimum investment	**$80.00**
Minimum offering size	**$100,000**
Maximum offering size	**$1,000,000**

View Form C →

View all filings →

Invest in FairwayPay

Affinity marketing flywheel: Every digital recipient becomes a potential new user, and partners earn recurring revenue on every check sent.

Led by a proven fintech founder supported by a leadership team with decades of experience in banking, payments, cloud technology, operations, and strategic marketing.

Spin-off from an enterprise-developed fintech platform, now optimized and relaunched for the SMB market where paper checks remain dominant.

THE PITCH



100% Digital EChecks

Pay Faster, Easier

The Problem

FAIRWAYPAY – TURNING PAPER CHECKS INTO INSTANT, SECURE PAYMENTS

Paper checks haven't disappeared — they've simply become:

    More expensive

    More time-consuming

    More dangerous

Key pain points:

    83% of SMBs still pay bills by mailing checks

    Over 20% of all U.S. payments are still paper checks

    Paper checks expose account and routing numbers

    They can be stolen, altered, washed, and counterfeited

    They require stamps, envelopes, check stock, toner, printer maintenance

    They slow down vendor payments and cash flow

For most businesses, "modernizing payments" sounds complicated: ACH setups, processors, confusing fees, and workflow changes. So they stick to what they know — mailing checks, despite the risk.

Generally speaking, ACH, wire transfers, credit cards, debit cards, and digital wallets are all better ways to pay a bill than a FairwayPay eCheck. However, if a bill must be paid by a paper check, **FairwayPay is a far better solution than mailing one**.

83%	>20%	$0.39
SMBs still mail checks	All U.S. payments still paper	Cost per FairwayPay eCheck

The FairwayPay Solution

Business Model – Built for SMB Budgets

Simple, Transparent Pricing

FairwayPay is built for SMB budgets — dramatically reducing the cost of sending checks without changing banks, software, or workflows.

Subscription

$4.95 /month

Flat monthly fee with no setup costs, no contracts, and no hidden charges.

Per eCheck

$0.39 per eCheck

Typically less than half the cost of a postage stamp — before factoring in labor, envelopes, check stock, printer maintenance, and mailing delays.

The Affinity Marketing Engine

The real power of FairwayPay isn't just lower costs — it's how growth compounds naturally.

- FairwayPay earns the majority of its revenue when customers send eChecks to their customers.
- Every eCheck sent introduces FairwayPay to a new digital recipient — creating a built-in network effect.
- Revenue is shared with partners, turning them into active advocates instead of passive promoters.
- The result is a high-margin, recurring SaaS revenue model designed for scalable, long-term growth.

Go-To-Market – Scaling Through Partnerships

Scaling Through Trusted Networks

FairwayPay doesn't rely on cold outreach or one-by-one SMB sales. Growth is driven through national

$112.5K+

Projected monthly gross revenue from a potential partner (Year 1)

organizations that already command trust, attention, and distribution at scale.

This is based on management's projections and subject to change. See risk disclosures.

Professional Associations

Invitations to multiple national association partner programs, instantly reaching thousands of member organizations.

Government Access

Lobbying-firm partnership with reach to more than **1,000 mayors** across a Midwestern state.

Real Estate & HOAs

Partnerships focused on title trade associations and HOA property managers nationwide.

Expanding Pipeline

Additional national partners are actively reviewing and onboarding the FairwayPay platform.

Built-In Enablement

Optional adoption support from retired bankers and trained consultants accelerates partner success.

Revenue Potential From Future Key Partnerships

FairwayPay intends to scale through national organizations with thousands of members. Early projections from potential partners illustrate the leverage of this network-driven go-to-market strategy.



Country Clubs
$112.5K+
4,000 nationwide
Potential monthly gross revenue

Dental Offices
$213K+
140,000 nationwide
Potential monthly gross revenue

Surgeon Associations
$95.5K+
6,500 members
Potential monthly gross revenue

Funeral Homes
$190.5K+
20,000 nationwide
Potential monthly gross revenue

**These represent future possible relationships that have the potential to yield these revenues, representing part of the market opportunity for the company as determined by management.*

Additional potential partner verticals are currently in progress, each with similar recurring-revenue profiles. These projections reflect **revenue potential, not timing**.

Each vertical alone represents a **six-figure monthly revenue opportunity**, demonstrating why FairwayPay is designed to scale through networks — **not one business at a time**.

Why It Matters – Immediate, Quantifiable Benefits

Immediate, Quantifiable Benefits

FairwayPay delivers clear advantages the moment a business sends its first eCheck.

Less Expensive
- Lower cost per payment than mailing checks
- No envelopes, stamps, check stock, toner, or mailing delays

Faster
- Send payments from any device, anywhere
- Vendors receive payments instantly

More Secure
- No exposed routing or account numbers
- Eliminates the most common causes of check fraud
- Bank-direct payments with no intermediaries

More Accessible
- Remote teams and field staff can send payments instantly
- Reduces administrative bottlenecks
- Ideal for SMBs, nonprofits, government, and distributed teams

At just **$0.39 per eCheck**, FairwayPay is dramatically cheaper than the standard U.S. business envelope mailed today at $0.78 (1 USPS Forever stamp).

The Team – Experienced Leadership in Banking & Fintech

Meet the experienced leadership team driving FairwayPay's growth and innovation in digital payments.



Steve Kirkpatrick

Co-Founder, FairwayPay

Veteran financial services and fintech executive. Former Co-Founder of The NoCheck Group, Founder of The Bancorp Group, and former Chairman of New Century Bank. Holds a BA in Economics and MBA in Finance from Michigan State University.



Suzanne Thomas

Advisory Board Member

Strategic growth and marketing leader with 30+ years in financial services. President of En'Pointe Consulting and former Regional VP at JPMorgan Chase. Expert in GTM strategy and multi-channel marketing.



Geary Huey

Advisory Board Member

30+ years of leadership in program management, engineering, and business development. President of Funel



Kevin Kirkpatrick

Advisory Board Member

Co-founder of Fairway Capital. Former Director of Business Development at NoCheck Payment Services and VP of

Business Management Group.
Former Silicon Valley executive
and professor.

Sales at ComTech Capital.

Why FairwayPay Is Raising Capital Under Reg-CF

With the technology proven and the core product already in place, FairwayPay is using this Reg-CF raise to:

- Expand national partnerships with associations, organizations, and government entities.
- Invest in sales, marketing, and partner enablement to accelerate adoption.
- Enhance the platform's user experience, integrations, and automation.
- Strengthen compliance, security, and support as the user base scales.

The goal is to take a solution that has already been trusted by large enterprises and make it the default way small businesses and governments send checks by email.

Why Consider Investing

FairwayPay offers investors exposure to a fintech company positioned at the intersection of:

- A massive, persistent problem — paper checks and fraud
- A simple, intuitive solution businesses understand instantly
- Enterprise-level technology proven in real-world use cases
- A scalable, recurring-revenue SaaS model
- An experienced team with a track record of building and exiting financial companies

Investment Terms

FairwayPay Growth Fund LLC
We are accepting investments from qualified investors under our current offering. Review the core financial details of this opportunity below.

- Minimum Offering Amount: $100,000
- Maximum Offering Amount: $1,000,000
- Price Per Share: $80.00 per LLC Membership Interest
- Offering Deadline: October 31, 2026

Disclaimer: *Forward-looking statements. Past performance does not guarantee future results. Investments involve risk, including the possible loss of principal.*

Use of Funds and Investor Risk Disclosures

Use of Proceeds	% of Minimum Proceeds	Amount if Minimum	% of Maximum Proceeds	Amount if Maximum

	Raised	Raised	Raised	Raised
Intermediary Fees	7%	$7,000	7%	$70,000
General Marketing	20.55%	$20,550	20.55%	$205,485
Future Wages	14%	$14,000	14%	$140,000
Programming and Data Services	14%	$14,000	14%	$140,000
Consulting	14%	$14,000	14%	$140,000
Legal/General Expenses	10%	$10,000	10%	$100,000
* Interest	20.45%	$20,450	20.45%	$204,515
Total	**100.00%**	**$100,000**	**100.00%**	**$1,000,000**

See Form C showing outstanding debts of the company.

Investor Risk Disclosures

All investors should review the risk disclosures below, also available in Form C filed with the Securities & Exchange Commission.

View Risk Disclosures

EXHIBIT C

Video Transcript

Hello, welcome to FairwayPay, the fastest, easiest, and best way to pay online. It's not always easy to get your bills paid on time, especially when you have to write and print out paper checks, then send them via snail mail. FairwayPay is your online digital replacement for paper checks, stamps, and envelopes.

You don't have to worry about printing your checks or postage rates, and you get bills paid faster with FairwayPay. Use your existing bank account to safely create digital checks from your tablet, PC, or smart device to instantly deliver it to anyone's email address. And the best part is that it will cost you less than a postage stamp.

Our customers really like the sustainability of not wasting paper, stamps, and fuel while paying bills the old way, and they know they can count on FairwayPay's SOC 2 certification, PCI compliance, and bank-grade encryption for ultimate data security. So how does it work? It takes your existing bank account information. Just fill in the fields on your digital check, add the email address of the recipient, hit send, and voila! Your check will be delivered at the speed of email, plus a few seconds for encryption and security.

Recipients can directly deposit their e-check using their bank's app, or they can print it and use it like an old-school paper check. Pretty cool, we know. One last thing to mention.

Are you seeing your profits getting eaten up by credit card interchange fees? Why not tell your customers you'd prefer to get paid by FairwayPay and instantly increase your profits by up to 4%? We will create a link from your website to a customized checkout page for your customers to use FairwayPay. FairwayPay will save your business time and money with a secure and sustainable way to create and send digital e-checks. FairwayPay, your digital e-check solution company.

EXHIBIT D

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

FAIRWAYPAY CF SPV LLC
46701 Commerce Center Dr, Plymouth, MI 48170

Ladies and Gentlemen:

The undersigned understands that FAIRWAYPAY CF SPV LLC, a Limited Liability Company organized under the laws of Michigan (the "Company"), is offering up to 4,000 Membership Interests (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated June 3, 2026 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. New York time on July 31, 2026, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by North Capital Private Corporation (the "Escrow Agent") from the undersigned by wire transfer of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Michigan, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, , or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the Michigan, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Michigan without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	46701 Commerce Center Dr, Plymouth, MI 48170 E-mail: stevekirkpatrick2001@yahoo.com Attention: Steve Kirkpatrick
If to the Purchaser:	[PURCHASER ADDRESS] E-mail: [E-MAIL ADDRESS] Attention: [TITLE OF OFFICER TO RECEIVE NOTICES]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

FAIRWAYPAY CF SPV LLC
By_____ Name: Title:

EXHIBIT E

Co-Issuer's Operating Agreement

LIMITED LIABILITY COMPANY

OPERATING AGREEMENT

OF

FAIRWAYPAY CF SPV LLC

and

THE MEMBERS NAMED HEREIN

dated as of

March 18, 2026

LIMITED LIABILITY COMPANY OPERATING AGREEMENT
FAIRWAYPAY CF SPV LLC

This Limited Liability Company Operating Agreement of FairwayPay CF SPV LLC, a Michigan limited liability company (the "**Company**"), is entered into as of March 18, 2026, by and among the Company, FairwayPay LLC, a Michigan limited liability company, as the Manager of the Company and as the Initial Member, executing this Agreement as of the date hereof, and each other Person who after the date hereof becomes a Member of the Company and becomes a party to this Agreement pursuant to a Closing or by executing a Joinder Agreement.

RECITALS

WHEREAS, the Company was formed under the laws of the State of Michigan by the filing of a Articles of Organization with the Michigan Department of Licensing and Regulatory Affairs (the "**LARA**") on March 18, 2026 (the "**Articles of Organization**");

WHEREAS, the Company was formed to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act of 1940, as amended, which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended (the "**Securities Act**");

WHEREAS, the Company will undertake the limited purpose of acquiring, holding, and disposing of securities (the "**Securities**") issued by FairwayPay LLC (the "**Issuer**"), which will also serve as the Manager of the Company; the Securities will be Membership Interests of the Issuer and the Company may purchase the Issuer's Membership Interests and will issue the same number of Membership Interests in the Company to Members as the number of Membership Interests of the Issuer that it purchases from the Issuer;

WHEREAS, the Company will issue Membership Interests that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Issuer to the Company pursuant to Regulation Crowdfunding; thus, the purchase price for each Membership Interest issued by the Company will buy one Membership Interest of the Company and the Company will use the purchase price paid to it to buy one Membership Interest of the Issuer, which shall result in a one-to-one relationship between the Membership Interests issued by the Company and the Membership Interests of Issuer purchased by the Company; and

WHEREAS, the Members wish to enter into this Agreement setting forth the terms and conditions governing the operation and management of the Company.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS AND INTERPRETATION

Section 1.01   Definitions. Capitalized terms shall have the meaning ascribed thereto in Exhibit A hereto.

Section 1.02   Interpretation. For purposes of this Agreement: (a) the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and gender-neutral forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented or modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits and Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

ARTICLE II
ORGANIZATION

Section 2.01   Formation.

(a)   The Company was formed on March 18, 2026, pursuant to the provisions of the Michigan Act, upon the filing of the Articles of Organization with LARA.

(b)   This Agreement shall constitute the "limited liability company operating agreement" (as that term is used in the Michigan Act) of the Company. The rights, powers, duties, obligations, and liabilities of the Members shall be determined pursuant to the Michigan Act and this Agreement. To the extent that the rights, powers, duties, obligations, and liabilities of any Member are different by reason of any provision of this Agreement than they would be under the Michigan Act in the absence of such provision, this Agreement shall, to the extent permitted by the Michigan Act, control.

Section 2.02   Name. The name of the Company is "FairwayPay CF SPV LLC" or such other name or names as may be designated by the Manager; *provided*, that the name shall always contain the words "Limited Liability Company" or the abbreviation "L.L.C." or the designation "LLC." The Manager shall give prompt notice to each of the Members of any change to the name of the Company.

Section 2.03   Principal Office. The principal office of the Company is located at such place as may from time to time be determined by the Manager. Upon request, the Manager shall give prompt notice of the then current location of the office to each of the Members.

Section 2.04   Registered Office; Registered Agent.

(a)   The registered office of the Company shall be the office of the initial registered agent named in the Articles of Organization or such other office (which need not be a place of business of the Company) as the Manager may designate from time to time in the manner provided by the Michigan Act and Applicable Law.

(b)   The registered agent for service of process on the Company in the State of Michigan shall be the initial registered agent named in the Articles of Organization or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Michigan Act and Applicable Law.

Section 2.05   Purpose; Powers.

(a)   The Company was organized and will be operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by the Issuer and raising capital in one or more offerings made in compliance with CFR §§ 227.100 through 227.504 (**"Regulation Crowdfunding"**). Thus, the Company will serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 of the Investment Company Act of 1940, as amended (the **"Investment Company Act"**), specifically, to undertake the acquiring, holding, and disposing of the Securities issued by the Issuer and to engage in any and all activities necessary or incidental thereto. If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle."

(b)   The Company shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by the Michigan Act.

Section 2.06   Risk of Operations. In forming and continuing this Company, the Members recognize and acknowledge the speculative nature of the activities to be undertaken by the Company, and the Company, along with its Members and Manager, make no warranties or representations as to the possibility or probability of gain or against loss from the conduct of the Company business.

Section 2.07   Term. The term of the Company commenced on the date the Articles of Organization was filed with LARA and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement.

ARTICLE III
CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS, LOANS, EXPENSES

Section 3.01   Initial Capital Contributions. At the Initial Closing, or if applicable, at a Subsequent Closing, each of the Members shall make the Capital Contribution as provided in their Subscription Agreement and shall be deemed to own Membership Interests in the amounts set forth opposite such Member's name and address on Exhibit B attached hereto (the **"Members Schedule"**). The Manager shall maintain and update the Members' Schedule upon the issuance or Transfer of any Membership Interests to any new or existing Member in accordance with this Agreement.

Section 3.02   Additional Capital Contributions Provisions.

(a)   <u>Additional Capital Call Provisions</u>. No Member shall be required to make any additional Capital Contributions to the Company. Any future Capital Contributions made by any Member shall only be made with the consent of the Manager. To the extent that a Member makes an additional Capital Contribution to the Company, the Manager shall revise the Members Schedule to reflect an increase in the Membership Interest of the contributing Member that fairly and equitably reflects the value of its additional Capital Contribution in relation to the aggregate amount of all Capital Contributions made by the Members, but in all events, any such additional Capital Contribution shall be made in a way so as to insure that the Company is in compliance with the Crowdfunding Vehicle Rules.

(b)   <u>Failure to Contribute Required Capital</u>. If, after agreeing to make a Capital Contribution with the Company as provided in Section 3.01, a Member fails to timely provide the Capital Contribution by the time agreed upon, the Company may take such action as it deems necessary, including instituting a court proceeding to obtain payment, canceling the delinquent Member's Membership Interests allocated to the Member for the Capital Contribution, or exercising any other right or remedy available at law or equity.

Section 3.03   Purchase of Issuer Securities. Immediately following or as a transaction consummated at a Closing, the Company shall use all amounts received as Capital Contributions from Members to purchase Securities of the Issuer pursuant to the Offering.

Section 3.04   Maintenance of Capital Accounts. The Company shall establish and maintain for each Member a separate capital account (a "**Capital Account**") on its books and records in accordance with this Section 3.04. Each Capital Account shall be established and maintained in accordance with the following provisions:

(a)   Each Member's Capital Account shall be increased by the amount of:

(i)   such Member's Capital Contributions, including such Member's initial Capital Contribution and any additional Capital Contributions;

(ii)   any Net Income or other item of income or gain allocated to such Member pursuant to ARTICLE V; and

(iii)   any liabilities of the Company that are assumed by such Member or secured by any property distributed to such Member.

(b)   Each Member's Capital Account shall be decreased by:

(i)   the cash amount or Book Value of any property distributed to such Member pursuant to ARTICLE VI and Section 11.03(c);

(ii)   the amount of any Net Loss or other item of loss or deduction allocated to such Member pursuant to ARTICLE V; and

(iii)   the amount of any liabilities of such Member assumed by the Company or that are secured by any property contributed by such Member to the Company.

Section 3.05   Succession Upon Transfer. In the event that any Membership Interests are Transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the Transferred Membership Interests and, subject to Section 5.04, shall receive allocations and distributions pursuant to ARTICLE V, ARTICLE VI and ARTICLE XI in respect of such Membership Interests.

Section 3.06   Negative Capital Accounts. In the event that any Member shall have a deficit balance in its Capital Account, such Member shall have no obligation, during the term of the Company or upon dissolution or liquidation of the Company, to restore such negative balance or make any Capital Contributions to the Company by reason thereof, except as may be required by Applicable Law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

Section 3.07   No Withdrawals from Capital Accounts. No Member shall be entitled to withdraw any part of its Capital Account or to receive any distribution from the Company, except as otherwise provided in this Agreement. No Member shall receive any interest, salary, management or service fees or drawing with respect to its Capital Contributions or its Capital Account, except as otherwise provided in this Agreement. The Capital Accounts are maintained for the sole purpose of allocating items of income, gain, loss and deduction among the Members and shall have no effect on the amount of any distributions to any Members, in liquidation or otherwise.

Section 3.08   Loans. The Company will not borrow money and no loan shall be accepted by the Company from any source, including Members and Managers.

Section 3.09   Issuer Obligation for Expenses and Fees.

(a)   <u>Expenses</u>. The Issuer hereby agrees that it will pay or fund directly or reimburse the Company for any and all expenses, debts, liabilities or obligations incurred by the Company associated with the formation, operation, or winding up of the Company, including without limitation, amounts owed or incurred by the Company pursuant to Section 7.08 (Compensation and Reimbursement of Manager), ARTICLE IX (Indemnification Obligations), Section 10.03(f) (Indemnification of Tax Matters Representative), Section 10.04 (Tax Returns) and Section 12.01 (Costs and Expenses). It is the intent of all parties to this Agreement that Issuer shall be obligated to pay any and all demands, causes of action, expenses, costs, damages, allegations, suits, liabilities and any and all other losses of every kind and character, including, without limitation, attorneys' fees and costs (collectively, "claims"), whether expected or unexpected, that are incurred by the Company as if such items were incurred directly by the Issuer.

(b)   <u>Fees</u>. Issuer agrees that it will receive no compensation from the Company for any services rendered or payments made hereunder, and further, the Issuer agrees that any compensation or expense reimbursement paid to any Person operating the Company will be paid solely by the Issuer.

Section 3.10   Modifications. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If the Manager determine that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases to the Capital Accounts, are computed in order to comply with such Treasury Regulations, the Manager may authorize such modifications without the consent any Member.

ARTICLE IV
MEMBERS

Section 4.01   Admission of New Members.

(a)   The Members agree that the Manager shall have the right to admit Members (i) upon the Initial Closing and in one or more Subsequent Closings held in accordance with the Offering, and (ii) in connection with a Transfer of Membership Interests, subject to compliance with the provisions of ARTICLE VIII, and in either case, following compliance with the provisions of Section 4.01(b).

(b)   In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or Transfer of Membership Interests, such Person shall have executed and delivered to the Company a written undertaking substantially in the form of the Joinder Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including the receipt by the Company of payment for the issuance of Membership Interests, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company. The Manager shall also adjust the Capital Accounts of the Members as necessary in accordance with Section 3.04.

(c)   A person will not become of Member, by operation of law or otherwise, unless the new Member agrees to become a party to and be bound by this Agreement and only upon the prior written approval of the Manager. Upon the approval of the Manager, the Manager may establish any terms and conditions of the addition of a new Member as the Manager may determine. A new Member will be subject to all the terms, conditions, restrictions, and obligations of this Agreement. The Manager will have full authority to issue additional Membership Interests and admit new Members. This Agreement may be executed by a new Member by means of a Joinder Agreement, which may or may not be associated with a subscription or contribution agreement related to the new Member's purchase of Membership Interests of the Company.

(d)   Upon the admission of one or more Members on the date of the Initial Closing, the Initial Member shall (a) receive a return of any amounts contributed by the Initial Member, (b) withdraw from the Company, and (c) cease to be and have no further right, interest, liability, or obligation of any kind whatsoever, as a Member in the Company.

Section 4.02   Membership Interests Generally. The Membership Interests of the Members shall be represented by issued and outstanding Membership Interests. There shall be only one type, class, or series of Membership Interests. Membership Interests shall have the privileges, preference, duties, liabilities, obligations, and rights, including voting rights, if any, set forth in this Agreement.

Section 4.03   Authorization and Issuance of Membership Interests. The Company will only issue one class of securities and is hereby authorized to issue up to ▮▮ Membership Interests. The purchase price paid by a Member for each Membership Interest in the Company shall be used for the purchase by the Company of one (1) Membership Interest of the Issuer in the Offering. The Company and the Issuer will be deemed to be co-issuers under the Securities Act (15 U.S.C. 77a *et seq.*). In all events, the Company shall not raise more funds than permitted by Regulation Crowdfunding, which is currently $5,000,000.00 over a rolling 12-month period.

Section 4.04   No Personal Liability. Except as otherwise provided in the Michigan Act, by Applicable Law or expressly in this Agreement, no Member will be obligated personally for any debt, obligation or liability of the Company or other Members, whether arising in contract, tort or otherwise, solely by reason of being a Member.

Section 4.05   No Withdrawal. So long as a Member continues to hold any Membership Interests, such Member shall not have the ability to withdraw or resign as a Member prior to the dissolution and winding up of the Company and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member ceases to hold any Membership Interests, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of any other events specified in MCL §§ 450.4504-4508 of the Michigan Act.

Section 4.06   Death. The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and Membership Interests owned by the deceased Member shall be eligible to be Transferred to such Member's Permitted Transferees, *provided*, that within a reasonable time after such Transfer, the applicable Permitted Transferees shall sign a written undertaking substantially in the form of the Joinder Agreement.

Section 4.07   Meetings of Members.

(a)   Meetings of the Members may be called solely by the Manager in its sole discretion, or as otherwise required by Applicable Law. No Manager is required to call regular, periodic, or other meetings of the Members, except as required by Applicable Law.

(b)   Written notice stating the place, date and time of the meeting and describing the purposes for which the meeting is called, shall be delivered not fewer than 10 days and not more than 30 days before the date of the meeting to each Member. The Members may hold meetings at the Company's principal office or at such other place as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting.

(c)   Any Member may participate in a meeting of the Members by means of conference telephone or other communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)   On any matter that is to be voted on by Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; *provided*, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e)   The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include business to be conducted by Members; *provided*, that the appropriate Members shall have been notified of the meeting in accordance with Section 4.07(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Section 4.08   Quorum. A quorum of any meeting of the Members shall require the presence of the Members holding a majority of the outstanding Membership Interests. Subject to Section 4.09, no action at any meeting may be taken by the Members unless the appropriate quorum is present. Subject to Section 4.09, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of Members holding a majority of the outstanding Membership Interests.

Section 4.09   Action without a Meeting. Notwithstanding the provisions of Section 4.08, any matter that is to be voted on, consented to or approved by Members may be taken without a meeting, without prior notice and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than a majority of the outstanding Membership Interests. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

Section 4.10   Authority of Members.

(a)   Except as otherwise specifically provided by this Agreement or required by the Michigan Act, no Member, in its capacity as a Member, shall participate in the operation, management, or control (within the meaning of the Michigan Act) of the Company or have the power to act for or on behalf of, or to bind, the Company. Except as expressly required by Applicable Law, no Member (in his, her, or its capacity as a Member) has any right or power to: (i) take any action on behalf of , or to direct or influence in any way the activities of, the Company generally, any Manager, or any Officer; (ii) call, initiate, or otherwise cause to be formed any meeting of Members, except as expressly provided in this Agreement; (iii) vote or otherwise take any action to remove, replace, or appoint any Manager; or (iv) vote on any other matter related to the Company generally, or this Agreement, except as expressly provided in this Agreement.

(b)   Notwithstanding the foregoing or any other provision contained herein to the contrary, each Member shall have the right, power and authority to (i) instruct the Manager as to any vote of the Securities of the Issuer held by the Company, on a one vote per Membership Interest basis, in the event such Securities are entitled to vote with respect to such issue, (ii) such Member instruct the Manager as to such Member electing to participate in tender or exchange offers or similar transactions conducted by the Issuer and the Manager shall cause the Member to participate in such transaction only in accordance with such instructions; and (iii) direct the Company to assert any rights under Applicable Law that the Member would have if that Member had invested directly in the Issuer pursuant to the Offering.

Section 4.11   No Interest in Company Property. No real or personal property of the Company shall be deemed to be owned by any Member individually, but shall be owned by, and title shall be vested solely in, the Company. Without limiting the foregoing, each Member hereby irrevocably waives during the term of the Company any right that such Member may have to maintain any action for partition with respect to the property of the Company.

Section 4.12   Certification of Membership Interests.

(a)   The Manager may, but shall not be required to, issue certificates to the Members representing the Membership Interests held by such Member.

(b)   If the Manager shall issue certificates representing Membership Interests in accordance with Section 4.12(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Membership Interests shall bear a legend substantially in the following form:

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT PURSUANT TO (A) A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) AN EXEMPTION FROM REGISTRATION THEREUNDER.

Section 4.13   Other Activities; Business Opportunities. Nothing contained in this Agreement shall prevent any Member or any of its Affiliates from engaging in any other activities or businesses, regardless of whether those activities or businesses are similar to or competitive with the Business. None of the Members nor any of their Affiliates shall be obligated to account to the Company or to the other Member for any profits or income earned or derived from other such activities or businesses. None of the Members nor any of their Affiliates shall be obligated to inform the Company or the other Member of any business opportunity of any type or description.

ARTICLE V
ALLOCATIONS

Section 5.01   Allocation of Net Income and Net Loss. For each Fiscal Year (or portion thereof), after giving effect to the special allocations set forth in Section 5.02, Net Income and Net Loss of the Company shall be allocated among the Members pro rata in accordance with their Sharing Ratios.

Section 5.02   Regulatory and Special Allocations. Notwithstanding the provisions of Section 5.01:

(a)   If there is a net decrease in Company Minimum Gain (determined according to Treasury Regulations Section 1.704-2(d)(1)) during any Fiscal Year, each Member shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 5.02 is intended to comply with the "minimum gain chargeback" requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b)   Member Nonrecourse Deductions shall be allocated in the manner required by Treasury Regulations Section 1.704-2(i). Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Fiscal Year, each Member that has a share of such Member Nonrecourse Debt Minimum Gain shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 5.02(b) is intended to comply with the "minimum gain chargeback" requirements in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c)   Nonrecourse Deductions shall be allocated to the Members in accordance with their Sharing Ratios.

(d)   In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), Net Income shall be specially allocated to such Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit created by such adjustments, allocations or distributions as quickly as possible. This Section

5.02(d) is intended to comply with the "qualified income offset" requirement in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(e)   The allocations set forth in paragraphs (a), (b), (c) and (d) above (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Treasury Regulations under Code Section 704. Notwithstanding any other provisions of this ARTICLE V (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Net Income and Net Losses among Members so that, to the extent possible, the net amount of such allocations of Net Income and Net Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

Section 5.03   Tax Allocations.

(a)   Subject to Section 5.03(b), Section 5.03(c) and Section 5.03(d), all income, gains, losses and deductions of the Company shall be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses and deductions pursuant to Section 5.01 and Section 5.02, except that if any such allocation for tax purposes is not permitted by the Code or other Applicable Law, the Company's subsequent income, gains, losses and deductions shall be allocated among the Members for tax purposes, to the extent permitted by the Code and other Applicable Law, so as to reflect as nearly as possible the allocation set forth in Section 5.01 and Section 5.02.

(b)   Items of Company taxable income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) and the traditional method with curative allocations of Treasury Regulations Section 1.704-3(c), so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value.

(c)   If the Book Value of any Company asset is adjusted pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) as provided in clause (c) of the definition of Book Value, subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(d)   Allocations of tax credit, tax credit recapture and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Manager taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

(e)   Allocations pursuant to this Section 5.03 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Income, Net Losses, distributions or other items pursuant to any provisions of this Agreement.

Section 5.04 Allocations in Respect of Transferred Membership Interests. In the event of a Transfer of Membership Interests during any Fiscal Year that is effective and not challenged by the Company as being void under the provisions of ARTICLE VIII, Net Income, Net Losses and other items of income, gain, loss and deduction of the Company attributable to such Membership Interests for such Fiscal Year shall be determined by the Manager using permissible methods under applicable tax law, including Treasury Regulation §1.706-4, and the Members specifically approve the use of the proration method or any other permissible method if selected by the Manager.


ARTICLE VI
DISTRIBUTIONS


Section 6.01 General.

(a)   In the event that any distributable cash or other assets are received by the Company from the Issuer pursuant to the terms of the Securities, the Manager shall cause the Company to make such distributions promptly to the holders of the Membership Interests on a one-to-one basis as if the holders of the Membership Interests held the Securities directly. The Manager of the Company may instruct the Issuer to make such distribution directly to the holders of the Membership Interests. Distributions determined to be made by the Manager pursuant to this Section 6.01(a) shall be paid to the Members in accordance with their respective Sharing Ratios.

(b)   Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate MCL §§ 450.4303-4307 of the Michigan Act or other Applicable Law.

(c)   The Company may withhold amounts from distributions to the extent required by law. If the Company fails to withhold amounts from distributions as required by law, a Member shall return to the Company the amount that should have been withheld promptly after written notice from the Company.

Section 6.02 Tax Withholding. Each Member agrees to furnish the Company with any representations and forms as shall be reasonably requested by the Manager to assist it in determining the extent of, and in fulfilling, any withholding obligations it may have. The Manager is authorized to take any action that it determines, in its sole discretion, may be required to cause the Company to comply with any withholding requirements established under the Code or any other federal, state, or local law, including pursuant to Sections 1441, 1442, 1445, 1446, and 1471 through 1474 of the Code. To the extent that the Company is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Member (including by reason of Section 1446 of the Code), the Manager may treat the amount withheld as a distribution of cash pursuant to Section 6.01, in the amount of such withholding from such Member. Neither the Company nor the Manager shall be liable for any excess taxes withheld in respect of any distribution or allocation of income or gain to a Member.

In the event of an over withholding, a Member's sole recourse shall be to apply for a refund from the appropriate Taxing Authority.

Section 6.03   Distributions in Kind.

(a)   The Manager is hereby authorized, as it may reasonably determine, to make distributions to the Members in the form of securities or other property held by the Company, which distribution will require the written consent of the Issuer, which may be withheld for any reason. In any non-cash distribution, the securities or property so distributed will be distributed among the Members in the same proportion and priority as cash equal to the Fair Market Value of such securities or property would be distributed among the Members pursuant to Section 6.01.

(b)   Any distribution of securities shall be subject to such conditions and restrictions as the Manager determine are required or advisable to ensure compliance with Applicable Law relating to the Company and/or the Issuer. In furtherance of the foregoing, the Manager may require that the Members execute and deliver such documents as the Manager may deem necessary or appropriate to ensure compliance with all federal and state securities laws that apply to such distribution and any further Transfer of the distributed securities, and may appropriately legend the certificates that represent such securities to reflect any restriction on Transfer with respect to such laws.

ARTICLE VII
MANAGEMENT

Section 7.01   Management of the Company.

(a)   General Powers. The business and affairs of the Company shall be managed, operated, and controlled by or under the direction of the Manager. Subject to the provisions of Section 7.05, the Manager shall have, and is hereby granted, full and complete power, authority and discretion for, on behalf of and in the name of the Company, to take such actions as it may deem necessary or advisable to carry out any and all of the objectives and purposes of the Company. The Manager shall at all times manage the Company in accordance with the Crowdfunding Vehicle Rules, and shall take no actions that would cause the Company to violate the Crowdfunding Vehicle Rules.

(b)   Limitations on Power of the Manager. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, except for transactions with the Issuer pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

(i)   Incurring any indebtedness, pledging or granting liens on any assets, or guaranteeing, assuming, endorsing, or otherwise becoming responsible for the obligations of any other Person.

(ii)   Using the proceeds from the sale of the Membership Interests for any purpose other than to purchase the Securities (i.e., Membership Interests of the Issuer).

(iii)   Receiving any compensation, other than reimbursement of expenses as provided for in Section 3.09.

(iv)   Maintaining a different fiscal year end than the Issuer.

(v)   Making any loan or advance to, or a capital contribution or investment in, any Person.

(vi)   Entering into or effecting any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests.

(vii)   Entering into or effecting any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets and/or equity interests.

(c)   Performance of Duties; Reliance. The Manager shall perform its managerial duties in good faith and in a manner it believes to be in, or not opposed to, the best interests of the Company. In performing its duties, the Manager shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, of any attorney, independent accountant or other Person as to matters which the Manager believes to be within such Person's professional or expert competence unless the Manager has actual knowledge concerning the matter in question that would cause such reliance to be unwarranted.

Section 7.02   Number, Election, and Term of Manager. The Company shall have one (1) Manager, who shall be the Issuer.

Section 7.03   Removal; Resignation; Vacancies.

(a)   A Manager may resign at any time by delivering a written resignation to the Company. Any such resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of some other event. The acceptance of a resignation by the other Manager shall not be necessary to make it effective.

(b)   The resignation or removal of a Manager who is also a Member shall not constitute a withdrawal or expulsion of the Manager as a Member of the Company or otherwise affect the Manager's rights as a Member. If a Manager resigns or is removed, the Issuer shall appoint a successor.

Section 7.04   Action by Manager. Any action of the Manager may be taken without a meeting by written consent of the Manager. Such consent shall have the same force and effect as a vote at a meeting and may be stated as such in any document or instrument filed with LARA or the Secretary of State of Michigan.

Section 7.05   Authority of Members. Except as expressly required by Applicable Law, no Member (in his, her, or its capacity as a Member) has any right or power to: (i) take any action on behalf of, or to direct or influence in any way the activities of, the Company generally, any Manager, or any Officer; (ii) call, initiate, or otherwise cause to be formed any meeting of Members, except as expressly provided by Applicable Law; (iii) vote or otherwise take any action to remove, replace, or appoint any Manager; or (iv) vote on any other matter related to the Company generally, or this Agreement, except as expressly required by Applicable Law. Notwithstanding the foregoing, the Manager shall follow the instructions of each Member as to any vote of the Securities of the Issuer held by the Company, in the ratio such securities bear to the Capital Account of the Member, in the event such Securities are entitled to vote with respect to such issue.

Section 7.06   Officers. The Manager may appoint individuals as officers of the Company (the "**Officers**") as they deem necessary or desirable to carry on the business of the Company and the Manager may delegate to such Officers such power and authority as the Manager deem advisable. No Officer need be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until a successor is designated by the Manager or until the Officer's earlier death, resignation or removal. Any Officer may resign at any time on written notice to the Manager. Any Officer may be removed by the Manager with or without cause at any time. A vacancy in any office occurring because of death, resignation, removal or otherwise, may, but need not, be filled by the Manager.

Section 7.07   Other Activities of Manager and Members; Business Opportunities; Competing Activities. The Manager and the Members, and their respective officers, directors, shareholders, partners, members, managers, agents, employees and Affiliates, may engage or invest in, independently or with others, any business activity of any type or description, including without limitation those that might be the same as or similar to the business of the Company or the Issuer and that might be in direct or indirect competition with the business of the Company or the Issuer. Neither the Company nor any other Manager or Member shall have the right in or to such other ventures or activities or to the income or proceeds derived therefrom. Neither the Manager nor the Members shall be obligated to present any investment opportunity or prospective economic advantage to the Company, the Issuer, the Manager or the other Members even if the opportunity is one of the character that, if presented to the Company or the Issuer, the Manager or the other Members, could be taken by the Company, the Issuer, the Manager or any of the other Members. The Manager and the Members shall have the right to hold any investment opportunity or prospective economic advantage for their own account or to recommend such opportunity to Persons other than the Company, the Issuer, the Manager or the other Members. The Members acknowledge that the Manager and the other Members and their Affiliates own and/or manage other businesses, including businesses that may compete with the Company and/or the Issuer and for the Manager's and Members' time. The Members hereby waive any and all rights and claims which they may otherwise have against the Manager and the other Members and their respective officers, directors, shareholders, partners, members, managers, agents, employees and Affiliates as a result of any such activities. Notwithstanding the foregoing, this Section shall be subject to, and not supersede, the terms and conditions of any employment agreement, consulting agreement, independent contractor agreement or otherwise between such party and the Company and/or the Issuer.

Section 7.08   Compensation and Reimbursement of Manager; No Employment.

(a)   Any Manager may be compensated in any manner for its services on behalf of the Company. Any compensation paid or allocated to a Manager may take the form of cash, securities, or other property, and may be paid, allocated, or distributed to a Manager at any time regardless of whether Members receive any distribution or allocation at that time. The Company shall reimburse the Manager for all ordinary, necessary and direct expenses incurred by the Manager in performance of their duties as Manager. All reimbursements for expenses shall be reasonable in amount. Nothing contained in this Section 7.08 shall be construed to preclude any Manager from serving the Company in any other capacity and receiving reasonable compensation for such services.

(b)   This Agreement does not, and is not intended to, confer upon any Manager any rights with respect to continued employment by the Company, and nothing herein should be construed to have created any employment agreement with any Manager.

Notwithstanding any provision contained herein to the contrary, all compensation, if any, due to the Manager and all expenses reimbursements due to Manager shall be directly paid by the Issuer as required by the Crowdfunding Vehicle Rule and as provided in Section 3.09 hereof.

Section 7.09   Discretion of the Manager; Limitation of Liability. In making any and all decisions relating to the conduct of the Company's business or otherwise delegated to them by any provision of this Agreement, the Managers shall be free to exercise their sole, absolute and unfettered discretion, unless such actions are in violation of this Agreement or Applicable Law, or are fraudulent, intentionally wrongful or grossly negligent. The Manager shall not, in respect of any such decision, be liable to the Company, the Members or any of their respective Affiliates or constituent owners for any resulting actual or alleged losses, damages, costs or expenses suffered by them so long as such decision was not the result of actual fraud, intentional intentionally wrongful or grossly negligent in connection with the business and affairs of the Company. In no event shall the Manager be liable to the Company, the Members or any of their respective Affiliates or constituent owners for any consequential, indirect, incidental or special damages arising from their acts or omissions. Except as otherwise provided in the Michigan Act, by Applicable Law or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation or liability of the Company, whether arising in contract, tort or otherwise, solely by reason of being a Manager.

ARTICLE VIII
TRANSFER

Section 8.01   Restrictions on Transfer and Encumbrance of Membership Interest.

(a)   Transfers. Except as otherwise required by law or as expressly stated otherwise in this Agreement, Membership Interests in the Company may not be sold or otherwise Transferred, by operation of law or otherwise, except upon the prior written approval of the Manager, which approval may be withheld or conditioned for any reason. Upon the approval of the Manager, the Manager may establish any terms and conditions of a Transfer as the Manager may determine. The Transfer by any Holder of Membership Interests in the Company will be subject to all the terms, conditions, restrictions, and obligations of this Agreement. Notwithstanding the foregoing or anything in this Agreement to the contrary, each Person holding Membership Interests acknowledges and agrees that, in accordance with Section 4(a)(6) of the Securities Act, the Membership Interests of membership interests cannot be Transferred during the one-year period beginning on the date of purchase, unless Transferred: (a) to the Company, (b) to an accredited investor, (c) as part of an SEC-registered offering, or (d) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance; provided, however, that any Member who Transfers Membership Interests and the Transferee shall remain bound by the provisions of this Article VIII.

(b)   <u>Mandatory Conditions to Transfers</u>. Notwithstanding any other provision of this Agreement (including Section 8.02), each Holder agrees that it will not Transfer all or any portion of its Membership Interests in the Company, and the Company agrees that it shall not issue any Membership Interests:

(i)   except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws, and then, with respect to a Transfer of Membership Interests, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

(ii)   if such Transfer or issuance would cause the Company to be considered a "publicly traded partnership" under Section 7704(b) of the Code within the meaning of Treasury Regulations Section 1.7704-1(h)(1)(ii), including the look-through rule in Treasury Regulations Section 1.7704-1(h)(3);

(iii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Michigan Act;

(iv)   if such Transfer or issuance would cause the Company to lose its status as a partnership for federal income tax purposes, unless all Membership Interests are transferred to a single Person, with the result that the company becomes or may become a disregarded entity for federal income tax purposes;

(v)   if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(vi)   if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income

Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c)   Encumbrances. Membership Interests of the Company may not be encumbered, pledged, hypothecated, or otherwise used as collateral or security for an obligation, by operation of law or otherwise, except upon the prior written approval of the Manager, which approval may be withheld or conditioned for any reason. Upon the approval by the Manager, the Manager may establish any terms and conditions of an encumbrance as the Manager may determine. The Transferee (as a result of foreclosure or otherwise) of any Member's membership interest in the Company is subject to all the terms, conditions, restrictions, and obligations of this Agreement.

(d)   Transfers in Violation of this Agreement. The Company reserves the right to determine that any Transfer or attempted Transfer of Membership Interests in violation of this Agreement shall be null and void, and in this event, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Membership Interests for all purposes of this Agreement. If for any reason a Transfer of Membership Interests takes place in violation or breach of this Article VIII, in addition to other remedies, the recipient of the Membership Interest will be treated as receiving an Involuntary Transfer under Section 8.02(b).

Section 8.02   Process to Request Approval of Transfers.

(a)   Voluntary Transfers. If a Holder intends to transfer all or part of such Holder's Membership Interests (the "**Offered Membership Interests**") to any Person, such Holder (the "**Transferor**") first shall submit to the Company a written request to transfer the Offered Membership Interests (the "**Transfer Request**"). The Transfer Request shall name specifically the Person to whom the Transferor intends to transfer the Offered Membership Interests (the "**Proposed Transferee**") and the price and other terms upon which the intended transfer is to be made and shall include copies of the written offer and pertinent documentation, and any other information requested by the Manager.

(b)   Involuntary Transfer. Upon the occurrence of an Involuntary Transfer Event, the Person acquiring or claiming to acquire Membership Interests, unless admitted as a Member of the Company pursuant this Agreement, shall not be entitled to any of the rights, powers or privileges of the Transferor with respect to the Offered Membership Interests, except that such Person shall receive and be credited or debited with its share of the Company's distributions and Profits and Losses, but the Membership Interests shall remain fully subject to the terms, conditions and obligations set forth in the Agreement, including without limitation the transfer restrictions set forth in this ARTICLE VIII.

(c)   Review of Transfer Request. The Manager shall use reasonable efforts to determine whether to permit or deny the proposed Transfer in no more than fifteen (15) Business Days from the time the Manager determines, in its sole discretion, that it has received all information it requires to make that determination.

Section 8.03 Deliverables at Closing of Transfer of Membership Interests. Upon payment of the consideration due hereunder, each Transferor transferring Membership Interests under this ARTICLE VIII shall execute and deliver such assignments and other instruments as are reasonably necessary in the opinion of the Company to evidence and carry out the transfer of the Offered Membership Interests to the purchaser(s) of the Offered Membership Interests, including a certificate dated as of the date of closing containing representations and warranties that the Transferor has transferred to the purchaser(s) of the Offered Membership Interests good and marketable title to the Offered Membership Interests free and clear of all encumbrances other than those imposed by this Agreement and that the Transferor will forever defend title to the Offered Membership Interests against any and all claims arising by, through or under Transferor.

Section 8.04 Specific Performance. Each Member acknowledges that it shall be inadequate or impossible, or both, to measure in money the damage to the Company or the Members, if any of them or any Transferee or any legal representative of any party hereto fails to comply with any of the restrictions or obligations imposed by this ARTICLE VIII, that every such restriction and obligation is material, and that in the event of any such failure, the Company and the Members shall not have an adequate remedy at law or in damages. Therefore, each Member consents to the issuance of an injunction or the enforcement of other equitable remedies against such Member at the suit of an aggrieved party without the posting of any bond or other security, to compel specific performance of all of the terms of this ARTICLE VIII and to prevent any Transfer of Membership Interests in contravention of any terms of this ARTICLE VIII, and waives any defenses thereto, including the defenses of: (i) failure of consideration; or (ii) breach of any other provision of this Agreement and availability of relief in damages.

ARTICLE IX
EXCULPATION AND INDEMNIFICATION

Section 9.01 Exculpation of Covered Persons.

(a) **Covered Persons.** As used herein, the term "**Covered Person**" shall mean (i) each Member; (ii) each officer, director, stockholder, partner, member, Affiliate, employee, agent or representative of each Member; and (iii) each Manager, Officer, employee, agent or representative of the Company.

(b) **Standard of Care.** No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in their capacity as a Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c) **Good Faith Reliance.** A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, Net Income or Net Losses of the Company or any facts pertinent to the existence and amount of assets from which distributions might properly be paid) of the following Persons or groups: (i) a Manager; (ii) one or more Officers or employees of the Company; (iii) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in MCL §§ 450.4404-4407 of the Michigan Act.

Section 9.02   Liabilities and Duties of Covered Persons.

(a)   **Limitation of Liability.** This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by Applicable Law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b)   **Duties.** Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's "discretion" or under a grant of similar authority or latitude), such Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other Applicable Law.

Section 9.03   Indemnification.

(a)   **Indemnification.** To the fullest extent permitted by the Michigan Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement, only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Michigan Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "**Losses**") to which such Covered Person may become subject by reason of:

(i)   any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Member or any direct or indirect Subsidiary of the foregoing in connection with the Business of the Company; or

(ii) such Covered Person being or acting in connection with the business of the Company as a member, stockholder, Affiliate, manager, director, officer, employee or agent of the Company, any Member, or any of their respective Affiliates, or that such Covered Person is or was serving at the request of the Company as a member, manager, director, officer, employee or agent of any Person including the Company;

provided, that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and within the scope of such Covered Person's authority conferred on them by the Company and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful, and (y) such Covered Person's conduct did not constitute fraud or willful misconduct, in each case as determined by a final, non-appealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b) **Control of Defense.** Upon a Covered Person's discovery of any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 9.03, the Covered Person shall give prompt written notice to the Company of such claim, lawsuit or proceeding; *provided*, that the failure of the Covered Person to provide such notice shall not relieve the Company of any indemnification obligation under this Section 9.03, unless the Company shall have been materially prejudiced thereby. Subject to the approval of the disinterested Members, the Company shall be entitled to participate in or assume the defense of any such claim, lawsuit or proceeding at its own expense. After notice from the Company to the Covered Person of its election to assume the defense of any such claim, lawsuit or proceeding, the Company shall not be liable to the Covered Person under this Agreement or otherwise for any legal or other expenses subsequently incurred by the Covered Person in connection with investigating, preparing to defend or defending any such claim, lawsuit or other proceeding. If the Company does not elect (or fails to elect) to assume the defense of any such claim, lawsuit or proceeding, the Covered Person shall have the right to assume the defense of such claim, lawsuit or proceeding as it deems appropriate, but it shall not settle any such claim, lawsuit or proceeding without the consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed).

(c) **Reimbursement.** The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 9.03; *provided*, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 9.03, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(d)   **Entitlement to Indemnity.** The indemnification provided by this Section 9.03 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 9.03 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 9.03 and shall inure to the benefit of the executors, administrators, legatees and distributees of such Covered Person.

(e)   **Insurance.** To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; *provided*, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(f)   **Funding of Indemnification Obligation.** Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this Section 9.03 shall be provided only from funds provided by the Issuer as set forth in Section 3.09 hereof and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity by the Company.

(g)   **Savings Clause.** If this Section 9.03 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 9.03 to the fullest extent permitted by any applicable portion of this Section 9.03 that shall not have been invalidated and to the fullest extent permitted by Applicable Law.

(h)   **Amendment.** The provisions of this Section 9.03 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this Section 9.03 is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this Section 9.03 that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

Section 9.04   Survival. The provisions of this ARTICLE IX shall survive the dissolution, liquidation, winding up and termination of the Company.

ARTICLE X
ACCOUNTING; TAX MATTERS

Section 10.01 Books and Records.

(a) The Manager shall keep or cause to be kept full and true books of account, in which shall be entered fully and accurately each transaction of the Company. The Company shall maintain the following at its designated office: (a) a current list in alphabetical order of the full name and last known business address of each Member; (b) a copy of the stamped Articles of Organization and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any document has been executed; (c) copies of the Company's federal, state, and local income tax returns and reports and financial statements, if any, for the three most recent years; (d) copies of this Agreement and any amendments thereto; and (e) unless contained in this Agreement, the Articles of Organization, or in any amendments thereto, a writing setting out the amount of cash contributed by each Member and which each Member has agreed to contribute.

(b) Each Member shall be allowed full and complete access to review all records and books of account of the Company solely as they relate to the Membership Interest of that Member upon fifteen (15) days' prior written notice. The Manager shall retain all records and books relating to the Company for a period of at least five years after the dissolution of the Company. Each Member agrees that (i) such books and records contain confidential information relating to other Members, and (ii) the Manager shall have the right, except as prohibited by the Michigan Act or Applicable Law, to prohibit or otherwise limit in its reasonable discretion the making of any copies of such books and records.

(c) The Manager shall cause to furnished to each Member and the Intermediary at Company's expense all disclosures and other information received from the Issuer as an owner of record of the Issuer. Specifically, the Issuer agrees that it will provide to the Company all disclosures and other information required under Regulation Crowdfunding and the Company agrees that it will promptly provide such disclosures and other information to its investors and potential investors in the Company's Membership Interests and to the relevant intermediary.

(d) The Company shall maintain the same fiscal year as the Issuer.

Section 10.02 Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as a partnership for U.S., federal, state and local income tax purposes. Neither the Company nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 10.03 Tax Matters Representative.

(a) **Appointment; Removal.** The Manager is hereby appointed as the "partnership representative" as provided in Code Section 6223(a) (the "**Tax Matters Representative**").

(b)   **Tax Examinations and Audits.** The Tax Matters Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by Taxing Authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Tax Matters Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any Taxing Authority.

(c)   **US Federal Tax Proceedings.** To the extent permitted by Applicable Law and regulations, the Tax Matters Representative shall cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the BBA (the "**Revised Partnership Audit Rules**") pursuant to Code Section 6221(b). For any year in which Applicable Law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Tax Matters Representative shall cause the Company to elect the alternative procedure under Code Section 6226, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d)   **Tax Returns and Tax Deficiencies.** Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and taxes imposed pursuant to Code Section 6226) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member as provided in Section 6.02.

(e)   **Section 754 Election.** Each Member understands and agrees that the Manager may cause the Company to make an election under Section 754 of the Code or an election to be treated as an "electing investment partnership" for purposes of Section 743 of the Code. If the Company elects to be treated as an electing investment partnership, the Member shall cooperate with the Company to maintain that status and shall not take any action that would be inconsistent with such election. Upon request, the Member shall provide the Company with any information necessary to allow the Company to comply with (a) its obligations to make tax basis adjustments under Section 734 or 743 of the Code and (b) its obligations as an electing investment partnership.

(f)   **Indemnification.** The Company shall defend, indemnify, and hold harmless the Tax Matters Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of the Tax Matters Representative's responsibilities, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

(g)   **Survival.** The provisions of this Section 10.03 and the obligations of a Member or former Member pursuant to Section 10.03 shall survive the termination, dissolution, liquidation, and winding up of the Company and the withdrawal of such Member from the Company or Transfer of such Member's Membership Interests.

Section 10.04 Tax Returns. At the expense of the Company, the Manager (or any Officer that the Manager may designate pursuant to Section 7.06) shall endeavor to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager or designated Officer will cause to be delivered to each Person who was a Member at any time during such Fiscal Year, IRS Schedule K-1 to Form 1065 and such other information with respect to the Company as may be necessary for the preparation of such Person's federal, state and local income tax returns for such Fiscal Year.

Section 10.05 Company Funds. All funds of the Company shall be deposited in its name, or in such name as may be designated by the Manager, in such checking, savings or other accounts, or held in its name in the form of such other investments as shall be designated by the Manager. The funds of the Company shall not be commingled with the funds of any other Person. All withdrawals of such deposits or liquidations of such investments by the Company shall be made exclusively upon the signature or signatures of such Officer or Officers as the Manager may designate.

ARTICLE XI
DISSOLUTION AND LIQUIDATION

Section 11.01 Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a)   The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Company; or

(b)   The entry of a decree of judicial dissolution under MCL § 450.4802 of the Michigan Act.

Section 11.02 Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 11.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 11.03 and the Articles of Organization shall have been cancelled as provided in Section 11.04.

Section 11.03 Liquidation. If the Company is dissolved pursuant to Section 11.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Michigan Act and the following provisions:

(a)   **Liquidator.** The Manager, or another Person selected by the Manager, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b)   **Accounting.** As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a certified public accounting firm of the Company's assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c)   **Distribution of Proceeds.** The Liquidator shall liquidate the assets of the Company and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(i)   *first*, to the payment of all of the Company's debts and liabilities to its creditors and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);in determining whether the Company has unpaid debts, liabilities or expenses, the Liquidator shall consider the Issuers obligation to pay all of the Company's expenses pursuant to Section 3.09 and shall take any action necessary to require the Issuer to do so, if possible;

(ii)   *second*, to the establishment of and additions to reserves that are determined by the Liquidator to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; to the extent that the Liquidator determines that the reserves can be reduced or eliminated, such fund shall be distributed pursuant to (i) and then to (iii) of this Section 11.03(c); and

(iii)   *third*, to the Members in accordance with their Sharing Ratios.

(d)   **Discretion of Liquidator.** Notwithstanding the provisions of Section 11.03(c) that require the liquidation of the assets of the Company, but subject to the order of priorities set forth in Section 11.03(c), upon dissolution of the Company the Liquidator shall, to the extent reasonably feasible, distribute to the Members, in lieu of cash, the assets of the Company in kind. Any such distribution in kind shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operating of such properties at such time. For purposes of any such distribution, any property to be distributed will be valued at its Fair Market Value as determined by the Liquidator in good faith.

Section 11.04 Cancellation of Articles of Organization. Upon completion of the distribution of the assets of the Company as provided in Section 11.03(c) hereof, the Company shall be terminated and the Liquidator shall cause the cancellation of the Articles of Organization in the State of Michigan and of all qualifications and registrations of the Company as a foreign limited liability company in jurisdictions other than the State of Michigan and shall take such other actions as may be necessary to terminate the Company.

Section 11.05 Recourse for Claims. Each Member shall look solely to the assets of the Company for all distributions with respect to the Company and shall have no recourse therefor (upon dissolution or otherwise) against the Liquidator or any other Member.

ARTICLE XII
MISCELLANEOUS

Section 12.01 Costs and Expenses.

(a)   <u>Costs of this Agreement</u>. Subject to Section 3.09 with regard to the Company, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

(b)   <u>Litigation Expenses</u>. If any legal action, arbitration, or other proceeding is brought under this Agreement, in addition to any other relief to which the successful or prevailing party or parties (the "**Prevailing Party**") is entitled, the Prevailing Party is entitled to recover, and the non-Prevailing Party shall pay, all reasonable attorneys' fees, court costs, and expenses of the Prevailing Party, even if not recoverable by law as court costs (including, without limitation, all fees, taxes, costs and expenses incident to arbitration, appellate, bankruptcy, and post-judgment proceedings), incurred in that action, arbitration, or proceeding and all appellate proceedings. For purposes of this Section 12.01, the term "attorneys' fees" includes, without limitation, paralegal fees, investigative fees, expert witness fees, out of pocket costs, administrative costs, disbursements, and all other charges billed by the attorney to the Prevailing Party.

Section 12.02 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, the Company and each Member hereby agrees, at the request of the Company or any other Member, to execute and deliver such additional documents, instruments, conveyances and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

Section 12.03 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the Company at the business address as set forth on its website (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12.03). If to a Member or Manager, to such Member's or Manager's respective mailing address as set forth on the Members Schedule or Manager Schedule, as applicable. Copies of all notices hereunder shall also be sent to the intended recipient by e-mail to the email address of the recipient and each recipient agrees to promptly acknowledge receipt of any email notices received by it.

Section 12.04 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision of this Agreement.

Section 12.05 Severability. If any term or provision of this Agreement is held to be invalid, illegal or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Except as provided in Section 9.03(g), upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 12.06 Entire Agreement. This Agreement, together with the Articles of Organization and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter. In entering into this Agreement, the parties represent, warrant, and agree that they have not relied upon the accuracy or completeness of, whether express or implied, any statement, information, representation, warranty, or agreement of another party except for those expressly contained in this Agreement. There are no conditions precedent to the effectiveness of this Agreement other than those expressly stated in this Agreement.

Section 12.07 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns. This Agreement may not be assigned by any Member except as permitted by this Agreement and any assignment in violation of this Agreement shall be null and void.

Section 12.08 No Third-Party Beneficiaries. Except as provided in ARTICLE IX, which shall be for the benefit of and enforceable by Covered Persons as described therein, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 12.09 Amendment. Any provision of this Agreement may be amended or modified by an instrument in writing executed unilaterally by Manager, provided that the provisions of ARTICLE IX shall not be amended in any way that would: (i) adversely affect an Indemnitee without the consent of such Indemnitee, or (ii) violate the Crowdfunding Vehicle Rules.

Section 12.10 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. For the avoidance of doubt, nothing contained in this Section 12.10 shall diminish any of the explicit and implicit waivers described in this Agreement, including in Section 4.07(e), and Section 12.13 hereof.

Section 12.11 Governing Law. All issues and questions concerning the application, construction, validity, interpretation and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Michigan, without giving effect to any choice or conflict of law provision or rule (whether of the State of Michigan or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Michigan.

Section 12.12 Waiver of Jury Trial. Each party hereto hereby acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby.

Section 12.13 Equitable Remedies. Each party hereto acknowledges that a breach or threatened breach by such party of any of such party's obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section 12.14 Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise, except to the extent expressly provided in Section 9.02 to the contrary.

Section 12.15 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 12.16 Confidentiality. Except as otherwise required by law, the parties shall not, and shall cause each of their representatives (the "**Representatives**") not to (i) disclose the Confidential Information to any person or entity other than the Representatives of party that need to know the Confidential Information for the purposes contemplated by this Agreement and agree to be bound by the provisions of this Section 12.16, or (ii) use the Confidential Information for any purpose other than the purposes this Agreement contemplates.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

The Company:

FairwayPay CF SPV LLC

By:_____
Name: Steve Kirkpatrick
Title: Manager of the Issuer

As Manager of the Company, Initial Member and the Issuer:

FairwayPay LLC

By:_____
Name: Steve Kirkpatrick
Title: Manager

Index to Exhibits-

Exhibit A- Definitions

Exhibit B- Members Schedule

DEFINITIONS

"**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a) crediting to such Capital Account any amount that such Member is obligated to restore or is deemed to be obligated to restore pursuant to Treasury Regulations Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and 1.704-2(i); and

(b) debiting to such Capital Account the items described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

"**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"**Agreement**" means this Limited Liability Company Operating Agreement, as executed and as it may be amended, modified, supplemented or restated from time to time, as provided herein.

"**Applicable Law**" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"**BBA**" means the Bipartisan Budget Act of 2015.

"**Book Depreciation**" means, with respect to any Company asset for each Fiscal Year, the Company's depreciation, amortization, or other cost recovery deductions determined for federal income tax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of such Fiscal Year, Book Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; *provided*, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero and the Book Value of the asset is positive, Book Depreciation shall be determined with reference to such beginning Book Value using any permitted method selected by the Manager in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g)(3).

"**Book Value**" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(a)   the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution;

(b)   immediately prior to the distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such distribution;

(c)   the Book Value of all Company assets may, in the sole discretion of the Manager, be adjusted to equal their respective gross Fair Market Values, as determined by the Manager, as of the following times:

(i)   the acquisition of an additional Membership Interest in the Company by a new or existing Member in consideration for more than a *de minimis* Capital Contribution;

(ii)   the distribution by the Company to a Member of more than a *de minimis* amount of property (other than cash) as consideration for all or a part of such Member's Membership Interest; and

(iii)   the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g);

(d)   the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m); *provided*, that Book Values shall not be adjusted pursuant to this paragraph (d) to the extent that an adjustment pursuant to paragraph (c) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d); and

(e)   if the Book Value of a Company asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraphs (c) or (d) above, such Book Value shall thereafter be adjusted to reflect the Book Depreciation taken into account with respect to such Company asset for purposes of computing Net Income and Net Losses.

"**Business Day**" means a day other than a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required to close.

"**Capital Account**" has the meaning set forth in Section 3.04.

"**Capital Contribution**" means, for any Member, the total amount of cash and cash equivalents and the Book Value of any property contributed to the Company by such Member.

"**Closing**" means the Initial Closing or any Subsequent Closing, as the case may be.

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Membership Interests**" means shares of the Issuer's common stock being sold pursuant to the Offering. The terms "Membership Interests" and "Securities" may be used interchangeably in this Agreement, unless the context requires otherwise.

"**Company Minimum Gain**" means "partnership minimum gain" as defined in Treasury Regulations Section 1.704-2(b)(2), substituting the term "Company" for the term "partnership" as the context requires.

"**Confidential Information**" means information or material proprietary to the Company or proprietary to others and entrusted to the Company, whether written or oral, tangible or intangible, that a Member or Manager (or a Member's or Manager's Representative) obtains knowledge of through or as a result of the Member's or Manager's activities (or the activities of a Member's or Manager's Representative) on behalf of the Company. Confidential Information may include, among other things, any data, know-how, Trade Secrets, designs, plans, drawings, specifications, reports, investors, companies, assets, customer and supplier lists, pricing information, and marketing techniques and materials, whether related to the Company's, or the Issuer's, past, present, or future business activities, research or development, or products or services, or the identities of other Members.

"**Covered Person**" has the meaning set forth in Section 9.01(a).

"**Crowdfunding Vehicle Rules**" means the rules and regulations promulgated under 17 CFR §270.3a-9, as amended.

"**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

"**Fair Market Value**" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as determined in good faith by the Manager based on such factors as the Manager, in the exercise of their reasonable business judgment, consider relevant.

"**Fiscal Year**" means the calendar year, unless the Company is required to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

"**Governmental Authority**" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

"**Holder**" shall mean a Person who is the owner of Membership Interests, which for purposes of determining a Holder's Capital Contributions shall include the Holder's predecessors in title. The Company Manager may require proof of such ownership in form and substance satisfactory to it prior to making distributions or providing any benefits to a Person claiming to be a Holder under this Agreement. Notwithstanding the forgoing, any Person claiming to be a Holder hereunder shall be subject to all terms, conditions, obligations, and other provisions imposed hereunder.

"**Initial Closing**" means the first Closing at which a Member (other than the Initial Member) was admitted to the Company in accordance with the Offering.

"**Initial Member**" means FairwayPay LLC acting as an initial signatory party to this Agreement and then resigning at the Initial Closing pursuant to 4.01(d) the meaning set forth in the defined term "Member".

"**Involuntary Transfer Event**" means any purported transfer of all or any part of the Holder's Membership Interests in a manner other than a voluntary transfer expressly permitted by this Agreement, including transfers by court order or operation of law, including upon, death, disability or pursuant to a decree of divorce or similar pleading.

"**Intermediary**" means the intermediary described in the Form C pursuant to the Offering.

"**Issuer**" means FairwayPay LLC, which is the Issuer from which the Company is purchasing securities pursuant to the Offering. The Company and the Issuer are deemed co-issuers under the Securities Act.

"**Joinder Agreement**" means an instrument provided by the Company, pursuant to which a party shall agree to be bound by the provisions of this Agreement and be admitted as a Member of the Company.

"**Liquidator**" has the meaning set forth in Section 11.03(a).

"**Losses**" has the meaning set forth in Section 9.03(a).

"**Manager**" means (a) FairwayPay LLC as of the date hereof and (b) each Person who is hereafter elected as a Manager in accordance with Section 7.02 but does not include any Person that subsequently ceases to be a Manager pursuant to the provisions of this Agreement. Managers need not be Members of the Company or residents of the State of Michigan. In the case of any Manager that is not a natural person, references herein to the Manager shall include and mean such Person acting by and through the duly authorized officers, directors, members, or managers (as appropriate) of such Person. If there is more than one Manager of the Company, any reference to the "Manager" in this Agreement (or any pronouns referring to the Manager) shall be understood to refer to the Managers.

"**Member**" means (a) each Person identified on the Members Schedule as of the date hereof as a Member who has executed this Agreement or a counterpart thereof; and (b) each Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and the Michigan Act, in each case so long as such Person is shown on the Company's books and records as the owner of Membership Interests. The Members shall constitute "members" (as that term is defined in the Michigan Act) of the Company.

"**Member Nonrecourse Debt**" means "partner nonrecourse debt" as defined in Treasury Regulations Section 1.704-2(b)(4), substituting the term "Company" for the term "partnership" and the term "Member" for the term "partner" as the context requires.

"**Member Nonrecourse Debt Minimum Gain**" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

"**Member Nonrecourse Deduction**" means "partner nonrecourse deduction" as defined in Treasury Regulations Section 1.704-2(i), substituting the term "Member" for the term "partner" as the context requires.

"**Members Schedule**" has the meaning set forth in Section 3.01.

"**Membership Interest**" means an interest in the Company owned by a Member, including such Member's right (based on the Membership Interests held by such Member), as applicable, to (a) such Member's distributive share of Net Income, Net Losses, and other items of income, gain, loss, and deduction of the Company; (b) such Member's distributive share of the assets of the Company; (c) vote on, consent to, or otherwise participate in any decision of the Members as provided in this Agreement; and (d) any and all the privileges, preference, duties, liabilities, obligations, and rights to which such Member may be entitled as provided in this Agreement or the Michigan Act. The Membership Interest may also mean a percentage interest in the Company based upon the proportion that such Member's total Membership Interests bears to the total Membership Interests of all Members. The terms "Membership Interest" and "Membership Interest" may be used interchangeably in this Agreement, unless the context requires otherwise.

"**Michigan Act**" means the Michigan Limited Liability Company Act, MCL § 450.4101, *et seq*.

"**Net Income**" and "**Net Loss**" mean, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's taxable income or taxable loss, or particular items thereof, determined in accordance with Code Section 703(a) (where, for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or taxable loss), but with the following adjustments:

(a)   any income realized by the Company that is exempt from federal income taxation, as described in Code Section 705(a)(1)(B), shall be added to such taxable income or taxable loss, notwithstanding that such income is not includable in gross income;

(b)	any expenditures of the Company described in Code Section 705(a)(2)(B), including any items treated under Treasury Regulations Section 1.704-1(b)(2)(iv)(I) as items described in Code Section 705(a)(2)(B), shall be subtracted from such taxable income or taxable loss, notwithstanding that such expenditures are not deductible for federal income tax purposes;

(c)	any gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property so disposed, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(d)	any items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted tax basis shall be computed by reference to the property's Book Value (as adjusted for Book Depreciation) in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g);

(e)	if the Book Value of any Company property is adjusted as provided in the definition of Book Value, then the amount of such adjustment shall be treated as an item of gain or loss and included in the computation of such taxable income or taxable loss; and

(f)	to the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

"**Nonrecourse Deductions**" has the meaning set forth in Treasury Regulations Section 1.704-2(b).

"**Nonrecourse Liability**" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

"**Offering**" means the Regulation CF Securities offering of the Issuer, pursuant to the Form C.

"**Officers**" has the meaning set forth in Section 7.06.

"**Permitted Transfer**" means a Transfer of Membership Interests carried out pursuant to Section 8.02.

"**Permitted Transferee**" means a recipient of a Permitted Transfer.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

"**Prevailing Party**" has the meaning set forth in Section 12.01(b) hereof.

"**Regulatory Allocations**" has the meaning set forth in Section 5.02(e).

"**Representative**" means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

"**Revised Partnership Audit Rules**" has the meaning set forth in Section 10.03(c).

"**Securities**" means the Membership Interests being sold by the Issuer pursuant to the Offering. The terms "Membership Interests" and "Securities" may be used interchangeably in this Agreement, unless the context requires otherwise.

"**Securities Act**" means the Securities Act of 1933.

"**Sharing Ratio**" means the percentages of ownership of Membership Interests within a class of securities determined by dividing the number of Membership Interests held by such Holder by the total number of Membership Interests in that class which are issued and outstanding.

"**Subsequent Closing**" means a Closing that occurs after the Initial Closing, at which any Member is admitted to the Company.

"**Subsidiary**" means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable Manager are owned, directly or indirectly, by the first Person.

"**Subscription Agreement**" means the Subscription Agreement entered into by the Member pursuant to a purchase of Member Interests through the Offering.

"**Tax Matters Representative**" has the meaning set forth in Section 10.03(a).

"**Taxing Authority**" has the meaning set forth in Section 6.02.

"**Trade Secrets**" shall be defined by applicable law but shall include without limitation all forms and types of financial, business, scientific, technical, economic, or engineering information, including patterns, plans, compilations, program devices, formulas, designs, prototypes, methods, techniques, processes, procedures, programs, or codes, whether tangible or intangible, and whether or how stored, compiled, or memorialized physically, electronically, graphically, photographically, or in writing if: (A) the owner thereof has taken reasonable measures to keep such information secret; and (B) the information derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable through proper means by another person who can obtain economic value from the disclosure or use of the information.

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any

Membership Interests owned by a Person or any interest (including a beneficial interest) in any Membership Interests owned by a Person. "**Transfer**" when used as a noun shall have a correlative meaning. "**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

"**Treasury Regulations**" means the final or temporary regulations issued by the Membership Interested States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

EXHIBIT B

MEMBERS SCHEDULE

Initial Member: FairwayPay LLC